Exhibit 99.1

Brookfield Renewable Partners L.P.

Q2 2016 INTERIM REPORT

TABLE OF CONTENTS

Letter to Shareholders	1
Management’s Discussion and Analysis	6
Unaudited Interim Consolidated Financial Statements and Notes	54

our operations

We manage our facilities through operating platforms in North America, Brazil, Colombia, and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and operate 217 hydroelectric generating stations, 37 wind facilities, three biomass facilities and three natural gas-fired (“Co-gen”) plants. Overall, the assets we own or manage have 10,663 megawatts (“MW”) of capacity and annual generation of 41,564 gigawatt hours (“GWh”) based on long-term averages. The table below outlines our portfolio as at June 30, 2016:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
North America(3)
United States	31	137	436	3,486	12,521	3,618
Canada	19	33	73	1,361	5,173	1,261
	50	170	509	4,847	17,694	4,879
Brazil(4)	26	41	88	872	4,555	-
Colombia (3)	6	6	20	2,732	14,476	-
	82	217	617	8,451	36,725	4,879
Wind(5)
North America
United States	-	7	687	434	1,113	-
Canada	-	3	220	406	1,197	-
	-	10	907	840	2,310	-
Europe	-	22	270	587	1,516	-
Brazil	-	5	75	150	588	-
	-	37	1,252	1,577	4,414	-
Other(6)	-	6	13	635	425	-
	82	260	1,882	10,663	41,564	4,879

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            North America and Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years and 20 years, respectively.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes one Co-gen plant in Colombia (300 MW), two Co-gen plants in North America (215 MW), and three biomass facilities in Brazil (120 MW).

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2016 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(3)
United States	3,550	3,599	2,280	3,092	12,521
Canada	1,233	1,507	1,216	1,217	5,173
	4,783	5,106	3,496	4,309	17,694
Brazil(4)	1,220	1,148	1,114	1,073	4,555
Colombia(3)	3,508	3,509	3,571	3,888	14,476
	9,511	9,763	8,181	9,270	36,725
Wind(5)
North America
United States	252	373	269	219	1,113
Canada	324	292	238	343	1,197
	576	665	507	562	2,310
Europe	451	326	292	447	1,516
Brazil	81	101	208	198	588
	1,108	1,092	1,007	1,207	4,414
Other(6)	56	96	153	120	425
Total	10,675	10,951	9,341	10,597	41,564
Long-term average on a proportionate basis	6,160	6,485	5,220	5,901	23,766

(1)            Includes 100% of generation from equity-accounted investments.

(2)            LTA is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            North America and Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years and 20 years, respectively.

(4)            Hydroelectric assets in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes one Co-gen plant in Colombia (300 MW), two Co-gen plants in North America (215 MW), and three biomass facilities in Brazil (120 MW).

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

LETTER TO SHAREHOLDERS

The business performed well in the second quarter, in spite of weak generation. The investment environment is strong, supported by market fundamentals that are presenting opportunities to acquire assets with growing revenues and significant upside in the long run, while offering downside protection in the near term. Our access to capital remains excellent given our investment grade balance sheet, contractually protected revenues and high cash margins.

Premium Value Portfolio

As we continue to grow in scale, diversify geographically and add new renewable technologies to the business, our focus remains on keeping the portfolio predominantly hydro based. Our view is that hydro assets are the most valuable form of power generation and that their valuations will only increase over time as new technologies such as wind and solar replace traditional thermal supply.

Hydro assets have a useful life of hundreds of years and produce utility scale volumes of power that is needed for both large commercial and industrial users and high population regions. The power can be stored and released to satisfy spikes in demand or to stabilize power fluctuations on the grid. The technology has not changed meaningfully since the early 1900’s. Ongoing capital expenditures needed to sustain hydro assets are both modest and predictable, providing high cash margins. For example, we invest approximately $110 million or less than 1% annually, on average, for our $25 billion portfolio of hydro assets to keep them in best-in-class quality. Few assets have these free-cash characteristics. Finally, hydro assets generate carbon-free power from irreplaceable facilities on scarce river systems. We have always held the view that these attributes were unique, however as we have seen significant change in our sector from new technologies, we believe these attributes are becoming even more valuable.

The replacement of aging coal plants with wind and solar is already resulting in greater power fluctuation (intermittency) on the grid.  This requires increased investment in transmission lines, increased capital expenditures to rebuild wind and solar facilities with a relatively shorter useful life of 20 – 30 years (vs 50 years for the coal plants), and the need for diverse and reliable storage solutions (such as pumped storage hydro, batteries and fly wheels). All of this is resulting in higher demand for the ancillary services that our hydro assets provide, such as grid stability and utility scale storage, in the midst of much more volatile supply.

The revenue we earn from these services has steadily increased in the last 5 years from $5 - $7 per megawatt hour to $10 - $15 per megawatt hour today and we expect the value of these ancillary services to increase further over time.  In response to changes in supply, governments and regulators are now specifically targeting procurement of these services through long term contracting programs.  For example, Massachusetts, Maine, New York and Quebec are all currently targeting long term supply through contracting initiatives, with a specific focus on carbon-free power sources and the provision of grid stability and backup power services.  All of these markets have specifically identified hydro as a desired resource to provide a long term solution.

Investment Environment

The investment environment for premium renewable assets remains extremely attractive.  Long term power market fundamentals continue to support our ability to acquire assets for value and provide significant upside to the cash flows while enjoying strong downside protection. In all of our markets across North America, Europe and Latin America, we are seeing the following three themes:

1.     Short term wholesale power prices are below the level needed to drive large scale investment in the power sector;

2.     Government policies and incentives continue to be needed to support investment in new

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

renewable technologies as a means to reduce carbon; and

3.     Traditional power supply in developed markets is under pressure to be replaced from policies targeting carbon reduction. Supply in developing markets is tight due to economic growth.

In North America, we continue to see very weak wholesale energy prices across most markets to the point where even top quartile nuclear plants that must run and have very low variable costs, are starting to lose money in certain regions. This has not happened since markets deregulated, is not sustainable, and demonstrates why hydro assets that can earn ancillary service revenues and positive cash margins in this environment are so valuable. We are currently active on multiple large merchant hydro opportunities to continue to grow the portfolio.

In addition, we are also seeing a meaningful gap between public and private market transactions, in particular due to balance sheet distress in certain public vehicles. We recently acquired a significant stake in TerraForm Power Inc. (TERP), the owner of a 3,000 megawatt portfolio of contracted wind and solar assets, predominately situated in North America. While we continue to believe that hydro is the premium renewable asset class, this represents an attractive, scale entry into solar and wind at accretive returns. Our operating expertise, strong liquidity and investment capabilities also make us one of the few strong candidates to provide TERP with much needed sponsorship.

In Europe, returns for contracted assets remain very low. As a result, we continue to focus on building out our development pipeline to achieve our targeted returns. We continue to advance 80 megawatts of contracted wind for entry into construction phase in 2017. These projects are expected to deliver mid-teens returns in a market that trades at significantly higher valuations. Accordingly, we are exploring the opportunistic sale of contracted, operating wind farms to surface value and recycle capital.

In Brazil, we are seeing early signs of power demand growing again, albeit very slowly. In the last four months, wholesale market prices have started to increase and commercial and industrial power customers are starting to seek us out for contracting opportunities. This is a positive sign, and our focus continues to be on acquiring high quality assets at a significant discount to replacement cost. We are also advancing three hydro projects through construction totaling 72 megawatts. These projects are fully contracted under long term power sales agreements and should generate 20% returns over the life of the assets.

In Colombia, we are advancing 100 megawatts of development projects that were part of our Isagen acquisition. The power market in Colombia continues to be very tight as the country was close to experiencing power shortages during the first half of the year. This is consistent with our thesis that power demand in South America’s third largest country will continue to grow and both our assets and the development pipeline we acquired will be very valuable in the long run.

Operations

After experiencing strong generation in the first three months of the year, the second quarter brought continued improvement in hydrology in Brazil, but lower inflows across a number of our North American watersheds. New assets helped to offset some of this impact and our reservoirs are near planned levels and well positioned to capture premium summer pricing. Adjusted EBITDA and funds from operations were $377 million and $105 million, respectively, for the second quarter. On a year-to-date basis funds from operations is in line with the same period of the prior year.

In Brazil, revenues are returning to more normalized levels along with improved hydrology. Power prices have shown recent resilience and increased sharply quarter-on-quarter despite the country’s near-term recessionary pressures.

The business in Colombia is performing in line with our expectations. Generation in 2016 has been

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

impacted by drought conditions which resulted in a sharp increase in short term prices.  This is consistent with our underwriting of the business in the first year of ownership and points to the long term value of our 3,800 megawatt development pipeline in the region.

Our European platform, which represents about 5% of our business, remains well protected and positioned in the face of the recent UK referendum. Over 90% of our invested capital and cash flows of this business are based in Ireland and Portugal, denominated in Euros, and protected by long term contracts with an average duration of 10 years. Despite a lower wind resource in Ireland this quarter we continue to maintain a high availability and reliability in the region.

Transaction Update

We and our institutional partners launched our second required tender offer to the remaining Isagen shareholders in mid-July and anticipate that once the transaction is complete, we and our partners will collectively own virtually all of the shares of Isagen. Our interest in Isagen will be approximately 25%.

During the quarter, we also completed the acquisition of a 296 megawatt hydroelectric portfolio in Pennsylvania. This acquisition complements our existing hydro fleet in the northeastern U.S. and is currently being integrated into our operations.

Financial Position and Liquidity

Our liquidity position at quarter-end remains at $1.2 billion, in line with the prior quarter. We funded all of our recent growth while maintaining our strong financial position. During the quarter, we issued $670 million of units in a treasury offering and $150 million of preferred shares. Proceeds were used to repay $500 million of short term debt issued to fund our Isagen acquisition and replenish our liquidity for future growth. Our revolving credit facility was increased by $130 million to $1.7 billion and its maturity was extended to June 2021. We also continue to advance additional capital recycling and upfinancing initiatives to support further growth.

Looking Ahead

We continue to expand on our energy marketing strategy and position our hydro portfolio as an attractive source of clean power, complementing wind and solar development.

In the months ahead, we will continue to advance our transaction pipeline and work towards the completion of the Isagen transaction.  We are always focused on maintaining high availability of our asset fleet, advancing our development pipeline and recycling capital on an opportunistic basis.

We look forward to reporting on our progress next quarter and are grateful for your continued support.

Sincerely,

Sachin Shah

Chief Executive Officer

August 4, 2016

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that generate electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire or develop high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn stable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest pure play renewable platforms.We own one of the world’s largest publicly traded, pure play renewable power portfolios with approximately $28 billion in assets under management and 10,663 MW of installed capacity.  Long-term average generation from operating assets on a proportionate basis is 23,766 GWh. Our portfolio includes 217 hydroelectric generating stations on 82 river systems, 37 wind facilities and three biomass facilities, diversified across 15 power markets in North America, Brazil, Colombia, and Europe.

The following charts illustrate annualized long-term average generation on a proportionate basis, while adjusting for the share from facilities in which we own less than a 100% interest:

Long-term Average Generation by Source of Energy on a Proportionate Basis	Long-term Average Generation by Region on a Proportionate Basis

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 28% of their annualized long-term average generation. Our assets in Brazil benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America as well as benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other renewable power generators, providing significant scarcity value to investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% (on a proportionate basis) of our 2016 generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Asset Management. The power purchase agreements have a weighted-average remaining duration of 16 years (on a proportionate basis), providing long-term cash flow visibility.

Strong financial profile. With approximately $28 billion of assets under management, our debt to total capitalization is 38% and approximately 79% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately six and eight years, respectively. Our available liquidity at June 30, 2016 included approximately $1.2 billion of cash and cash equivalents and the available portions of credit facilities.

Well positioned for cash flow growth. We have strong organic growth prospects with an approximate 6,800 MW development pipeline spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the uncontracted portion of our operating portfolio. Our organic growth is complemented by our strong acquisition capabilities. Over the last ten years, we have acquired or commissioned 82 hydroelectric facilities totaling approximately 5,100 MW, 38 wind facilities totaling approximately 1,680 MW, three biomass facilities totaling 120 MW and one Co-gen plant of 300 MW. For the six months ended June 30, 2016, we with our institutional partners acquired or commissioned hydroelectric facilities, and Co-gen facilities that have an installed capacity of 3,079 MW, and 300 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Management’s Discussion and Analysis

For the three and six months ended June 30, 2016

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

Operating Results

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Long-term average generation (GWh)
Total	10,951	7,199
Brookfield Renewable’s share	6,342	5,478
Actual generation (GWh)
Total	8,792	6,400
Brookfield Renewable’s share	5,214	4,833

Revenues	$627	$458
Adjusted EBITDA	$377	$339
Funds From Operations	$105	$146
Adjusted Funds From Operations	$88	$131
Net (loss) income	$(19)	$35
Funds From Operations per LP Unit	$0.37	$0.53
Distribution per LP Unit	$0.445	$0.415

Generation in the quarter was below the long term average in North America and Europe across both our hydroelectric and wind assets. Conditions continue to improve in Brazil with hydroelectric generation returning to historic levels and wind generation at levels above long term average.

On a year-to-date basis, total generation from our hydroelectric and wind portfolios is ahead of the same period of the prior year by 5,815 GWh, of which 5,100 GWh can be attributed to growth.

In the quarter, hydroelectric generation was impacted by below average inflows, primarily in North America. Due to the 3,143 GWh contribution from the growth in our portfolio, generation was 2,706 GWh higher than the same period of the prior year.

Wind generation was 188 GWh lower compared to the same period of the prior year. Generation from the same period in the prior year included 88 GWh related to our 102 MW wind facility in California which was sold in the third quarter of 2015. The residual variance was caused by weaker wind conditions in North America and Europe.

Revenues totaling $627 million represent an increase of $169 million over the same period of the prior year.  The contribution attributable to the growth in our portfolio was $218 million.  Relatively lower power prices in the northeastern United States and Brazil were partially offset by increased capacity pricing and ancillary revenues for a net impact to revenues of $13 million. Lower generation impacted revenues by $10 million.  The appreciation of the U.S. dollar, compared to the same period of the prior year, resulted in a $17 million reduction in revenues.

Growth and Development

Acquisitions

On April 1, 2016, we completed the acquisition of two hydroelectric facilities in Pennsylvania with an aggregate capacity of 296 MW. The portfolio is expected to generate 1,109 GWh annually.  The

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

acquisition was completed with institutional partners and Brookfield Renewable will retain an approximate 30% controlling interest.

On May 13, 2016, Brookfield Renewable and its institutional partners (the “consortium”) closed the first mandatory tender offer (the “First MTO”) regarding Isagen S.A. E.S.P. (“Isagen”).  After giving effect to the First MTO, the consortium owns approximately 83.6% of Isagen and Brookfield Renewable has an approximate 25% interest.  The second mandatory tender offer (the “Second MTO”) was launched on July 16, 2016 and the acceptance period is expected to conclude in September 2016.  See “Acquisition of Isagen”.

Construction and development

We continue to advance the construction, on scope, schedule and budget, of 127 MW of hydroelectric and biomass development projects in Brazil and 29 MW of wind projects in Northern Ireland. Collectively, these projects are expected to generate 708 GWh annually with commissioning expected between 2016 and 2018.

Liquidity and Capital Resources

Our available liquidity at June 30, 2016 included approximately $1.2 billion of cash and cash equivalents and the available portions of credit facilities. Our debt to total capitalization is 38% and approximately 79% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately six and eight years, respectively.

Long-term debt

Credit facilities and subsidiary borrowings

•          Increased the available amount of our corporate credit facilities from $1,560 to $1,690 million and extended the maturity to June 30, 2021

•         Concurrent with the closing of the 296 MW hydroelectric portfolio in Pennsylvania, we secured  $315 million in non-recourse financing

•         Refinanced  $190 million of debt and a $9 million letter of credit facility secured against our 377 MW hydroelectric portfolio in Tennessee and North Carolina

•         Repaid $63 million of $174 million of outstanding notes secured against a 120 MW wind facility in California and, concurrently, secured $43 million financing on the same asset

•         Amended a COP 367 billion ($122 million) loan associated with Isagen to extend its maturity to December 2025

Equity transactions

•          Issued Class A, Series 9 preferred limited partnership units (“Preferred LP Units”) at a price of C$25.00 per unit for gross proceeds of C$200 million ($152 million)

•          Completed a limited partnership unit (“LP Unit”) offering, including an over-allotment option, at a price of C$37.55 per LP Unit. Concurrently, Brookfield Asset Management purchased LP Units in a private placement. The aggregate gross proceeds were C$860 million ($672 million)

•          Renewed our normal course issuer bid to repurchase up to 10% of our Class A Preference Shares through June 26, 2017

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015
Operational information:
Capacity (MW)(1)	10,663	7,398	10,663	7,398
Long-term average generation (GWh)(2)
Total	10,951	7,199	19,995	13,715
Brookfield Renewable's share	6,342	5,478	11,819	10,456
Actual generation (GWh)(2)
Total	8,792	6,400	17,821	12,223
Brookfield Renewable's share	5,214	4,833	11,119	9,393
Average revenue ($ per MWh)	71	72	73	74
Selected financial information
Revenues	$627	$458	$1,301	$899
Adjusted EBITDA(3)	377	339	832	677
Funds From Operations(3)	105	146	292	299
Adjusted Funds From Operations(3)	88	131	259	269
Net (loss) income	(19)	35	60	86
Funds From Operations per LP Unit(3)(4)	0.37	0.53	1.05	1.09
	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Balance sheet data:
Property, plant and equipment, at fair value	$25,509	$18,358
Equity-accounted investments	205	197
Total assets	28,169	19,507

Long-term debt and credit facilities	10,048	7,338
Deferred income tax liabilities	3,995	2,695
Total liabilities	15,325	10,744

Participating non-controlling interests - in operating subsidiaries	5,541	2,587
General partnership interest in a holding subsidiary held by Brookfield	56	52
Participating non-controlling interests - in a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,767	2,559
Preferred equity	599	610
Preferred limited partners' equity	324	128
Limited partners' equity	3,557	2,827
Total equity	12,844	8,763
Debt to total capitalization(5)	38%	39%

(1)       Includes 100% of capacity for all assets.

(2)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016” and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

(4)       For the three and six months ended June 30, 2016, weighted average LP Units, Redeemable/Exchangeable units and General Partnership units totaled 280.8 million and 278.2 million, respectively (2015: 275.7 million and 275.7 million).

(5)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

This Management’s Discussion and Analysis for the three and six months ended June 30, 2016 is provided as of August 4, 2016. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British Pound Sterling and Colombian pesos, respectively.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 61% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 39% is held by the public.

Segmented Information

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments, Brazil, Colombia, and Europe), as that is how Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

resources. Accordingly, we report our results in accordance with these segments. See Note 18 – Segmented information in our unaudited interim consolidated financial statements.

Our investment in Isagen changed how we present some of our segmented disclosure. Following the acquisition of Isagen, the CODM consider information on Isagen and Brazil on a standalone basis. Accordingly, we have added a “Colombia” segment that includes Isagen and a “Brazil” segment that includes our Brazil operations. The Colombia segment also aggregates the financial results of its hydroelectric and Co-gen facilities. See “Acquisition of Isagen”.

Performance Measurement

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, as well as reconciliations to net income (loss) and cash flows from operating activities. See “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016”  and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to compare companies on the basis of ability to generate cash from operations.

Brookfield Renewable uses Adjusted EBITDA to assess the operating performance of its assets before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s understanding of its operating performance.

Funds From Operations

Funds From Operations is a non-IFRS measure used by investors to compare net earnings from operations without the effects of certain volatile, primarily non-cash items that generally have no current financial impact or items not directly related to an entity’s operating performance and cash flow retained to fund distributions and growth initiatives.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Brookfield Renewable uses Funds From Operations to assess its performance before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. Brookfield Renewable also uses this metric to assess the ratio of cash generated by operations as compared to the amount of distributions paid to LP Unitholders.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the operating performance of the business.

Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Funds From Operations per unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to compare an entity’s operating performance and costs to the underlying assets over long holding periods.

Brookfield Renewable defines Adjusted Funds From Operations as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the three months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	2,590	2,930	3,599	3,239	(1,009)	(309)	(340)
Canada	1,348	1,338	1,507	1,580	(159)	(242)	10
	3,938	4,268	5,106	4,819	(1,168)	(551)	(330)
Brazil	1,082	833	1,148	996	(66)	(163)	249
Colombia (2)	2,787	-	3,509	-	(722)	-	2,787
	7,807	5,101	9,763	5,815	(1,956)	(714)	2,706
Wind
North America
United States	284	358	373	468	(89)	(110)	(74)
Canada	205	235	292	292	(87)	(57)	(30)
	489	593	665	760	(176)	(167)	(104)
Europe	278	326	326	318	(48)	8	(48)
Brazil	149	185	101	146	48	39	(36)
	916	1,104	1,092	1,224	(176)	(120)	(188)
Other	69	195	96	160	(27)	35	(126)
Total(3)	8,792	6,400	10,951	7,199	(2,159)	(799)	2,392

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(3)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Generation for the three months ended June 30, 2016 totaled 8,792 GWh, below the long-term average of 10,951 GWh and an increase of 2,392 GWh compared to the prior year.

The hydroelectric portfolio generated 7,807 GWh, below the long-term average of 9,763 GWh and an increase of 2,706 GWh compared to the prior year. In our North American portfolio, above average inflows in Quebec were offset by below average inflows across the remainder of the portfolio due to the early spring melt which contributed to above long-term average generation in the first quarter of 2016. In our Brazilian portfolio, continued improvement in hydrology following the prior period drought conditions resulted in generation being higher than the same period of the prior year by 126 GWh. The contribution from the growth in the portfolio was 3,143 GWh.

The wind portfolio generated 916 GWh, below the long-term average of 1,092 GWh and a decrease of 188 GWh compared to the same period of the prior year. Generation from our European and Brazilian portfolios was lower due to weaker wind conditions. Generation from the same period in the prior year includes 88 GWh related to our 102 MW wind facility in California which was sold in the third quarter of 2015.

See “Generation and Financial Review by Segments for Three Months Ended June 30, 2016” for the actual and long-term average generation for the three months ended June 30 on a proportionate basis.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net (loss) income for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$627	$458
Other income	10	6
Direct operating costs	(262)	(134)
Share of earnings from equity-accounted investments	(1)	4
Management service costs	(15)	(13)
Interest expense – borrowings	(161)	(114)
Unrealized financial instruments loss	(2)	-
Depreciation	(204)	(161)
Other	-	(12)
Income before taxes	(8)	34
Income tax (expense) recovery
Current	(5)	(5)
Deferred	(6)	6
	(11)	1
Net (loss) income	(19)	35
Share of non-cash loss from equity-accounted investments	3	5
Unrealized financial instruments loss	2	-
Depreciation	204	161
Other	-	12
Deferred income tax recovery (expense)	6	(6)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(81)	(53)
Preferred equity	(7)	(8)
Distributions to preferred limited partners	(3)	-
Adjusted sustaining capital expenditures(1)	(17)	(15)
Adjusted Funds From Operations (2)	88	131
Adjusted sustaining capital expenditures(1)	17	15
Funds From Operations (2)	105	146
Management service costs	15	13
Interest expense – borrowings	161	114
Current income taxes	5	5
Cash portion of non-controlling interests	88	61
Distributions to preferred limited partners	3	-
Adjusted EBITDA (2)	$377	$339

Net (loss) income attributable to limited partners' equity	$(15)	$9

Basic and diluted (loss) earnings per LP unit (3)	$(0.11)	$0.07

(1)       Based on long-term sustaining capital expenditure plans.

(2)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016”.

(3)       Weighted average LP Units outstanding during the period totaled 148.5 million (2015: 143.4 million).

Revenues totaling $627 million represent an increase of $169 million.

In our hydroelectric portfolio, increased capacity pricing, ancillary revenues, and annual escalations in our power purchase agreements were offset by relatively lower power pricing in the northeastern United

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

States and Brazil resulting in a net impact of $13 million. The decrease in generation impacted revenues by $8 million.

In our wind portfolio, contributions from annual escalations in our power purchase agreements and curtailment revenues exceeded the lower generation by $2 million.

In the same period of the prior year, we benefited from the generation of the 102 MW facility in California that was sold at the beginning of the third quarter of 2015 and the proceeds from a settlement related to the delayed completion of a hydroelectric facility in Brazil which cumulatively amounted to $19 million.

The appreciation of the U.S. dollar, compared to same period of the prior year, resulted in a $17 million reduction in revenues. This also affected operating and borrowing costs and after taking into account the effect of our ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $9 million.

The recent growth across our portfolio contributed revenues of $218 million.

The average total revenue per MWh of $71 decreased by $1 per MWh primarily due to the appreciation of the U.S. dollar which impacted our revenues denominated in Canadian dollars, Euros and the Brazilian reais.

Direct operating costs totaling $262 million represents an increase of $128 million. The growth in our portfolio amounted to $121  million.

Interest expense totaling $161 million represents an increase of $47 million which was attributable to the growth in our portfolio.

Management service costs totaling $15 million represents an increase of $2 million, which was primarily attributable to the growth of the capital base from the recent issuance of LP Units and Preferred LP Units.

The cash portion of non-controlling interests totaling $88 million represents an increase of $27 million. The recent growth in our portfolio contributed $41 million with the partial offset coming from the overall decrease in performance of certain existing assets.

Funds From Operations totaling $105 million represent a decrease of $41 million attributable to the above variances.

A net loss totaling $19 million represents a decrease of $54 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 18 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Brazil	Colombia	Total
Generation (GWh) – LTA (1) (2) (3)	3,599	1,507	5,106	1,148	3,509	9,763
Generation (GWh) – actual (1) (2) (3)	2,590	1,348	3,938	1,082	2,787	7,807
Revenues	$190	$78	$268	$50	$202	$520
Adjusted EBITDA(4)	123	62	185	36	90	311
Funds From Operations(4)	$55	$45	$100	$22	$11	$133

(MILLIONS, EXCEPT AS NOTED)	2015
	North America
United States		Canada	Total	Brazil	Colombia		Total
Generation (GWh) – LTA (1) (2)	3,239	1,580	4,819	996		N/A	5,815
Generation (GWh) – actual (1) (2)	2,930	1,338	4,268	833		N/A	5,101
Revenues	$202	$84	$286	$61	$	N/A	$347
Adjusted EBITDA(4)	149	67	216	46		N/A	262
Funds From Operations(4)	$82	$50	$132	$34	$	N/A	$166

(1)           Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)           As it relates to Colombia only, figures include generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(4)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016”.

North America

Generation from the portfolio was 3,938 GWh, below the long-term average of 5,106 GWh and lower than prior year generation of 4,268 GWh due to below average inflows.

Revenues totaling $268 million represent a decrease of $18 million. Funds From Operations totaling  $100 millionrepresent a decrease of $32 million.

United States

Generation from the portfolio was 2,590 GWh, below the long-term average of 3,599 GWh and lower than prior year generation of 2,930 GWh. The portfolio in Pennsylvania acquired during the quarter contributed 233 GWh. The decrease in generation from existing facilities was due to the early spring melt and weak inflows particularly in our portfolios in New York, New England, Tennessee and North Carolina.

Revenues totaling $190 million represent a decrease of $12 million. Revenues from higher capacity pricing and increased ancillary services were offset by relatively lower power prices in the northeastern United States. The decrease in generation impacted revenues by $22 million. The recent growth in our portfolio contributed $11 million to revenue.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Funds From Operations totaling $55 million represent a decrease of $27 million which includes lower cash earnings from our equity-accounted pumped storage facility in Massachusetts due to less favorable prices, and higher operating costs associated with the timing of certain planned major maintenance projects.

Canada

Generation from the portfolio was 1,348 GWh, below the long-term average of 1,507 GWh and above prior year generation of 1,338 GWh. Above long-term average inflows in our Quebec portfolio were offset by below long-term average inflows in our Ontario portfolio.

Revenues totaling $78 million represent a decrease of $6 million. Revenues benefited from an increase in ancillary services and price escalators inherent in the power purchase agreements which amounted to $3 million. Increased generation from assets with lower relative contracted pricing impacted revenues by $2 million. The appreciation of the U.S. dollar impacted revenues by $7 million but also impacted operating and borrowing costs resulting in a net decrease in Funds From Operations of $5 million.

Funds From Operations totaling $45 million represent a decrease of $5 million.

Brazil

Generation from the portfolio was 1,082 GWh, largely in line with the long-term average of 1,148 GWh and higher than prior year generation of 833 GWh. Hydrology continued to improve this quarter and  generation from our existing facilities increased by 126 GWh compared to the prior year. The assets acquired in the last twelve months generated 123 GWh.

Revenues totaling $50 million represent a decrease of $11 million.  Increased generation was offset by reduced power prices in the short-term market primarily due to improved hydrology. In the same period of the prior year we benefited from $10 million received for the settlement of matters related to the delayed completion of a hydroelectric facility. The recent growth in our portfolio contributed $6 million to revenue. The appreciation of the U.S. dollar impacted revenues by $7 million, but also impacted operating and borrowing costs, resulting in a net decrease in Fund From Operations of $4 million.

Funds From Operations totaling $22 million represents a decrease of $12 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

WIND

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	373	292	665	326	101	1,092
Generation (GWh) – actual(1)(2)	284	205	489	278	149	916
Revenues	$38	$23	$61	$29	$8	$98
Adjusted EBITDA(3)	29	18	47	16	6	69
Funds From Operations(3)	$13	$12	$25	$3	$-	$28
(MILLIONS, EXCEPT AS NOTED)	2015
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	468	292	760	318	146	1,224
Generation (GWh) – actual(1)(2)	358	235	593	326	185	1,104
Revenues	$39	$25	$64	$27	$10	$101
Adjusted EBITDA(3)	29	21	50	16	10	76
Funds From Operations(3)	$7	$13	$20	$3	$3	$26

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016”.

North America

Generation from the portfolio was 489 GWh, below the long-term average of 665 GWh and lower than prior year generation of 593 GWh.

Revenues totaling $61 million represents a decrease of $3 million.  Funds From Operations totaling $25 million represent an increase of $5 million.

United States

Generation from the portfolio of 284 GWh was below the long-term average of 373 GWh and the prior year generation of 358 GWh. The prior year included generation of 88 GWh from the 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015.

Revenues totaling $38 million represent a decrease of $1 million. The increase in generation from existing facilities and proceeds from a wake impact agreement with neighboring wind facilities contributed $8 million to revenues. The 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015 had contributed $9 million.

Funds from Operations totaling $13 million represent an increase of $6 million, driven primarily by the increased revenues from wholly owned assets.

Canada

Generation from the portfolio was 205 GWh, below the long-term average of 292 GWh and lower than prior year generation of 235 GWh attributable to weaker wind conditions across the portfolio.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Revenues totaling $23 million represent a decrease of $2 million. Lower revenue due to below average generation was partially offset by an increase in curtailment revenue.

Funds From Operations totaling $12 million represents a decrease of $1 million.

Europe

Generation of 278 GWh was below the long-term average of 326 GWh, and lower than prior year generation of 326 GWh due weaker wind conditions in Ireland that were partially offset by stronger generation in Portugal.

Revenues totaling $29  million represent an increase of $2 million.  Funds From Operations totaling $3  million were consistent with the prior year.

Brazil

Generation of 149  GWh from the portfolio was above the long-term average of 101  GWh and 36  GWh lower than prior year generation of 185 GWh.

Revenues totaling $8 million represents a decrease of $2 million primarily due to lower generation and the appreciation of the U.S. dollar. Funds From Operations decreased $3 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

GENERATION AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the six months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	6,112	5,465	6,800	6,452	(688)	(987)	647
Canada	3,078	2,840	2,740	2,809	338	31	238
	9,190	8,305	9,540	9,261	(350)	(956)	885
Brazil	2,108	1,572	2,341	1,943	(233)	(371)	536
Colombia (2)	4,412	-	5,762	-	(1,350)	-	4,412
	15,710	9,877	17,643	11,204	(1,933)	(1,327)	5,833
Wind
North America
United States	504	561	625	779	(121)	(218)	(57)
Canada	506	516	616	616	(110)	(100)	(10)
	1,010	1,077	1,241	1,395	(231)	(318)	(67)
Europe	749	777	777	758	(28)	19	(28)
Brazil	262	185	182	146	80	39	77
	2,021	2,039	2,200	2,299	(179)	(260)	(18)
Other	90	307	152	212	(62)	95	(217)
Total(3)	17,821	12,223	19,995	13,715	(2,174)	(1,492)	5,598

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(3)         Includes 100% of generation from equity-accounted investments.

Generation during the six months ended June 30, 2016 totaled 17,821 GWh, below the long-term average of 19,995 GWh and an increase of 5,598 GWh compared to the prior year.

The hydroelectric portfolio generated 15,710 GWh, below the long-term average of 17,643 GWh and an increase of 5,833 GWh compared to the prior year. Stronger inflows and generation across the portfolio in the first quarter of this year was partially offset by the below average generation realized in the second quarter resulting in a net contribution of 846 GWh. The contribution from the growth in our portfolio was 4,987 GWh.

The wind portfolio generated 2,021 GWh, below the long term average of 2,200 GWh and consistent with the same period of the prior year. The incremental contribution from the growth in our portfolio was 113 GWh. Generation from the prior year includes 125 GWh related to the 102 MW wind facility in California sold at the beginning of the third quarter of 2015.

See “Generation and Financial Review by Segments for Six Months Ended June 30, 2016” for the actual and long-term average generation for the six months ended June 30 on a proportionate basis.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$1,301	$899
Other income	32	33
Direct operating costs	(505)	(268)
Share of earnings from equity-accounted investments	-	7
Management service costs	(30)	(27)
Interest expense – borrowings	(288)	(219)
Unrealized financial instruments loss	(2)	(8)
Depreciation	(383)	(319)
Other	(12)	(14)
Income before taxes	113	84
Income tax (expense) recovery
Current	(12)	(10)
Deferred	(41)	12
	(53)	2
Net income	60	86
Share of non-cash loss from equity-accounted investments	4	6
Unrealized financial instruments loss	2	8
Depreciation	383	319
Other	12	14
Deferred income tax expense (recovery)	41	(12)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(191)	(106)
Preferred equity	(13)	(16)
Distributions to preferred limited partners	(6)	-
Adjusted sustaining capital expenditures(1)	(33)	(30)
Adjusted Funds From Operations (2)	259	269
Adjusted sustaining capital expenditures(1)	33	30
Funds From Operations (2)	292	299
Management service costs	30	27
Interest expense – borrowings	288	219
Current income taxes	12	10
Cash portion of non-controlling interests	204	122
Distributions to preferred limited partners	6	-
Adjusted EBITDA (2)	$832	$677

Net income attributable to limited partners' equity	$8	$24

Basic and diluted earnings per LP unit (3)	$0.05	$0.17

(1)       Based on long-term sustaining capital expenditure plans.

(2)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

(3)       Weighted average LP Units outstanding during the period totaled 145.9 million (2015: 143.4 million).

Revenues totaling $1,301 million represent an increase of $402 million.

In our hydroelectric portfolio, increased capacity pricing, ancillary revenues, and annual escalations in our power purchase agreements were offset by relatively lower power pricing in the northeastern United

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

States and Brazil resulting in a net impact of $63 million. The increase in generation contributed $98 million to revenues.

In our wind portfolio, contributions from annual escalations in our power purchase agreements and curtailment revenues and higher generation amounted to $11 million.

In the same period of the prior year, we benefited from the generation of the 102 MW facility in California that was sold at the beginning of the third quarter of 2015 and the proceeds from a settlement related to the delayed completion of a hydroelectric facility in Brazil which cumulatively amounted to $23 million.

The appreciation of the U.S. dollar, compared to same period of the prior year, resulted in a $46 million impact on revenues. This also affected operating and borrowing costs and after taking into account the effect of our ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $29 million.

The recent growth across our portfolio contributed revenues of $427 million.

The average total revenue per MWh of $73 decreased by $1 per MWh primarily due to the appreciation of the U.S. dollar which impacted our revenues denominated in Canadian dollars, Euros and the Brazilian Real.

Direct operating costs totaling $505 million represents an increase of $237 million. The growth in our portfolio contributed $231 million.

Interest expense totaling $288 million represents an increase of $69 million. The contribution from the growth in our portfolio was $78 million.

Management service costs totaling $30 million represents an increase of $3 million, which was primarily attributable to the growth of our capital base from the recent issuance of LP Units and Preferred LP Units.

The cash portion of non-controlling interests totaling $204 million represents an increase of $82 million. The recent growth in our portfolio amounted to $95 million with the partial offset coming from the overall decrease in performance of certain existing assets.

Funds From Operations totaling $292 million represents a decrease of $7 million attributable to the above variances.

Net income totaling $60 million represents a decrease of $26 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions. See Note 18 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Brazil	Colombia	Total
Generation (GWh) – LTA(1)(2)(3)	6,800	2,740	9,540	2,341	5,762	17,643
Generation (GWh) – actual(1)(2)(3)	6,112	3,078	9,190	2,108	4,412	15,710
Revenues	$417	$185	$602	$98	$395	$1,095
Adjusted EBITDA(4)	285	171	456	71	182	709
Funds From Operations(4)	$142	$139	$281	$43	$21	$345

(MILLIONS, EXCEPT AS NOTED)	2015
	North America
United States		Canada	Total	Brazil	Colombia		Total
Generation (GWh) – LTA(1)(2)	6,452	2,809	9,261	1,943		N/A	11,204
Generation (GWh) – actual(1)(2)	5,465	2,840	8,305	1,572		N/A	9,877
Revenues	$393	$190	$583	$106	$	N/A	$689
Adjusted EBITDA(4)	276	171	447	77		N/A	524
Funds From Operations(4)	$136	$136	$272	$55	$	N/A	$327

(1)           Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)           As it relates to Colombia only, figures include generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(4)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

North America

Generation from the portfolio was 9,190 GWh, below the long-term average of 9,540 GWh and higher than prior year generation of 8,305 GWh. The impact of strong generation in the first quarter was partially offset by below average inflows in the second quarter of this year.

Revenues totaling $602 million represent an increase of $19 million. Funds From Operations totaling  $281  million represents an increase of $9 million.

United States

Generation from the portfolio was 6,112 GWh, below the long-term average of 6,800 GWh and higher than prior year generation of 5,465 GWh due primarily to above long-term average inflows in the first quarter of this year. The contribution from the portfolio acquired in Pennsylvania recently was 233 GWh.

Revenues totaling $417 million represent an increase of $24 million. Relatively lower power prices in the northeastern United States revenues were partly offset by higher capacity pricing and increased ancillary services resulting in a net impact of $38 million. The increase in generation and recent growth in our portfolio contributed $51 million and $11 million, respectively, to revenues.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Funds From Operations totaling $142 million represents an increase of $6 million primarily due to higher revenues as described above, which were partially offset by lower cash earnings from our equity-accounted pumped storage facility in Massachusetts due to less favorable prices, and higher operating costs associated with the timing of certain planned major maintenance projects.

Canada

Generation from the portfolio was 3,078 GWh, above the long-term average of 2,740 GWh and higher than prior year generation of 2,840 GWh primarily due to above average inflows across the portfolio.

Revenues totaling $185 million represent a decrease of $5 million. Stronger generation resulted in a contribution of $12 million.  An increase in ancillary services and price escalators inherent in the power purchase agreements contributed $4 million to revenues. The appreciation of the U.S. dollar impacted revenues by $21 million, however, operating and borrowing costs were also affected resulting in a net decrease in Funds From Operations of $10 million.

Funds From Operations totaling $139 million represents an increase of $3 million.

Brazil

Generation from the portfolio was 2,108 GWh, below the long-term average of 2,341 GWh and higher than prior year generation of 1,572 GWh. Hydrology continued to improve in 2016 following the drought conditions affecting prior periods. The incremental contribution from the growth in our portfolio was 342 GWh.

Revenues totaling $98 million represent a decrease of $8 million. Revenues from increased generation were partially offset by reduced power prices in the short-term market which resulted in a net contribution of $6 million. The recent growth in our portfolio contributed $16 million to revenues. In the same period of the prior year we benefited from a $10 million receipt related to the settlement of matters resulting from the delayed completion of a hydroelectric facility. The appreciation of the U.S. dollar impacted revenues by $20 million, however, operating and borrowing costs were also affected, resulting in a net impact to Funds From Operations of $10 million.

Funds From Operations totaling $43 million represents a decrease of $12 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

WIND

The following table reflects the results of our wind operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	625	616	1,241	777	182	2,200
Generation (GWh) – actual(1)(2)	504	506	1,010	749	262	2,021
Revenues	$60	$52	$112	$71	$13	$196
Adjusted EBITDA(3)	43	43	86	45	11	142
Funds From Operations(3)	$14	$30	$44	$11	$1	$56
(MILLIONS, EXCEPT AS NOTED)	2015
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA(1)(2)	779	616	1,395	758	146	2,299
Generation (GWh) – actual(1)(2)	561	516	1,077	777	185	2,039
Revenues	$59	$56	$115	$68	$10	$193
Adjusted EBITDA(3)	39	47	86	55	10	151
Funds From Operations(3)	$5	$31	$36	$20	$3	$59

(1)           Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

North America

Generation from the portfolio was 1,010 GWh, below the long-term average of 1,241 GWh and lower than prior year generation of 1,077 GWh.

Revenues totaling $112 million represent a decrease of $3 million. Funds From Operations totaling $44 million represents an increase of $8 million.

United States

Generation from the portfolio of 504 GWh was below the long-term average of 625 GWh and prior year generation of 561 GWh.  Stronger wind conditions in California were offset by the disposal of the 102 MW wind facility in California which had contributed 125 GWh in the same period of the prior year.

Revenues totaling $60 million represent an increase of $1 million. The increase in generation and proceeds from a wake impact agreement with neighboring wind facilities contributed $14 million to revenues. The 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015 had contributed $13 million.

Funds From Operations totaling $14 million represents an increase of $9 million, driven primarily by the increase in revenues from wholly owned assets.

Canada

Generation from the portfolio of 506 GWh was below the long-term average of 616 GWh and consistent with prior year generation of 516 GWh.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Revenues totaling $52 million represents a decrease of $4 million primarily due to the appreciation of the U.S. dollar which also impacted operating and borrowing costs.

Funds From Operations totaling $30 million represents a decrease of $1 million.

Europe

Generation from the portfolio of 749 GWh was below the long-term average of 777 GWh and lower than prior year generation of 777 GWh. The variances from the prior year are attributable to milder weather conditions in the second quarter of this year partially offset by the strong wind conditions experienced in the first quarter of this year.

Revenues totaling $71 million represents an increase of $3 million primarily attributable to strong generation in the first quarter.

Funds From Operations totaling $11 million represents a decrease of $9 million. The decrease is primarily attributable to foreign currency hedging, which contributed $8 million in the same period of the prior year.

Brazil

Generation from the portfolio of 262  GWh was above the long-term average of 182  GWh and the prior year generation of 185 GWh.

Revenues totaling $13 million represents an increase of $3 million due primarily to the growth in our portfolio which was partially offset by the appreciation of the U.S. dollar which also impacted operating and borrowing costs.

Funds From Operations totaling $1 million represents a decrease of $2 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimates of operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our December 31, 2015 audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value, totaled $25.5 billion as at June 30, 2016 as compared to $18.4 billion as at December 31, 2015. During the six months ended June 30, 2016, the investment in Isagen, the acquisition of a 51 MW hydroelectric portfolio in Brazil, and the acquisition of a 296 MW hydroelectric portfolio in Pennsylvania totaled $5,712 million reflecting the preliminary purchase price allocations at fair values. In the current quarter, sufficient information regarding a wind development project in Ireland became available to allow us to determine fair value using the discounted cash flow method. Accordingly, work in progress associated with this project was revalued resulting in an increase in fair value of $20 million. The development and construction of power generating assets totaled $147 million. Property, plant and equipment were positively impacted by foreign currency changes related to the weakening of the U.S. dollar in the amount of $1,674 million. We also recognized depreciation expense of $383 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2015, the following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2015	2014
50 bps increase in discount rates	$(1.3)	$(1.3)
50 bps decrease in discount rates	1.6	1.5

5% increase in future electricity prices	0.6	0.5
5% decrease in future electricity prices	(0.6)	(0.5)

50 bps increase in terminal capitalization rate(1)	(0.4)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.4

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of the assets without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of the Brazilian assets at December 31, 2015, was 18 years (2014: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included in Brazil, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 12 - Property, plant and equipment, at fair value in our December 31, 2015 audited consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. As at June 30, 2016, long-term indebtedness increased from December 31, 2015 as a result of portfolio growth and the relative strengthening of our local currency denominated debt against the U.S. dollar. The debt to total capitalization ratio decreased from December 31, 2015.

The following table summarizes the total capitalization and debt to total capitalization using book values as at June 30, 2016:

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Credit facilities(1)	$647	$368
Corporate borrowings(2)	1,466	1,368
Subsidiary borrowings(3)	7,935	5,602
Long-term indebtedness	10,048	7,338
Deferred income tax liabilities, net of deferred income tax assets	3,793	2,538
Equity	12,844	8,763
Total capitalization	$26,685	$18,639
Debt to total capitalization	38%	39%

(1)            Comprised of $548 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $99 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)            Guaranteed by Brookfield Renewable but amounts are unsecured.

(3)            Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

During the six months ended June 30, 2016 we completed the following financings:

Credit facilities

In January 2016, we secured, independently of our institutional partners, a $500 million acquisition facility to partially fund our equity investment in Isagen. This facility was fully repaid in full in June 2016. See “Acquisition of Isagen”.

In June 2016, we increased the available amount of our corporate credit facilities from $1,560 to $1,690 million and extended the maturity to June 30, 2021.

Subsidiary borrowings

In January 2016, the consortium secured non-recourse financing in the amount of $750 million with respect to the Isagen. In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). See “Acquisition of Isagen”.

In March 2016, we refinanced indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of notes. The notes bear interest at 3.41% and mature in November 2020.

In March 2016, we refinanced indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, we refinanced the loan associated with our 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously retired existing indebtedness of €70 million ($78

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

million). The long-term debt currently bears interest at the Euro Interbank Offered Rate plus a margin of 2.75%.

On April 1, 2016, concurrent with the closing of the 296 MW hydroelectric portfolio in Pennsylvania, we secured a $315 million financing. The debt currently bears interest at the U.S. London Interbank Offered Rate (“LIBOR”) plus a margin of 1.50%.

On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.

On May 17, 2016, we refinanced a $190 million debt and $9 million letter of credit facility associated with our 377 MW hydroelectric portfolio in Tennessee and North Carolina. The debt and letter of credit facility currently bear interest at the U.S. LIBOR plus a margin of 2.75%.

On June 3, 2016, we repaid $63 million against a $174 million note purchase agreement related to a 120 MW wind facility in California. Concurrently, we secured a 7-year, $43 million financing on the same asset, resulting in aggregate debt of $154 million. The new debt currently bears interest at U.S. LIBOR plus a margin of 2.75%.

 Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, and proceeds from the issuance of securities through public markets and private capital.

The following table summarizes the available liquidity:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Consolidated cash and cash equivalents	$210	$63
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(103)	(23)
Brookfield Renewable's share of cash and cash equivalents	107	40
Credit facilities
Authorized credit facilities	1,890	1,760
Draws on credit facilities(1)(2)	(548)	(368)
Issued letters of credit	(237)	(218)
Available portion of credit facilities	1,105	1,174
Available liquidity	$1,212	$1,214

(1)         Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2015: 1.20%).

(2)         Comprised of $548 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $99 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Long-term debt and credit facilities

The following table summarizes our undiscounted principal repayments as at June 30, 2016:

(MILLIONS)	Balance of 2016	2017	2018	2019	2020	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$137	$776	$758	$58	$527	$1,201	$3,457
Canada	97	50	51	49	303	1,150	1,700
	234	826	809	107	830	2,351	5,157
Europe	35	45	49	52	58	413	652
Brazil	17	35	47	48	44	222	413
Colombia	99	81	95	194	98	1,190	1,757
	385	987	1,000	401	1,030	4,176	7,979
Corporate borrowings and
credit facilities(1)	331	-	155	-	348	1,283	2,117
Equity-accounted investments	-	1	6	5	6	417	435
	$716	$988	$1,161	$406	$1,384	$5,876	$10,531

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $20 million and $68 million of unamortized premiums and deferred financing fees, respectively.

Subsidiary and corporate borrowings maturing in 2016 are expected to be refinanced at or in advance of maturity. This includes a series of our medium-term corporate notes, subsidiary borrowings on our portfolio of hydroelectric facilities in Colombia and British Columbia, and debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2020 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Jun 30	Dec 31	Jun 30	Dec 31
	2016	2015	2016	2015
Corporate borrowings	6.0	6.5	5.0	5.0
Subsidiary borrowings(1)	8.4	9.3	6.2	5.5
Credit facilities	5.0	4.5	1.8	1.4

(1)    For the six months ended June 30, 2016, the average interest rate increased and the average term of subsidiary borrowings decreased due primarily to the addition of non-recourse financing related to our Initial Investment in Isagen.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

CONTRACT PROFILE

We have a largely predictable revenue profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 16 years (on a proportionate basis) combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2016	2017	2018	2019	2020
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	4,366	10,007	7,000	7,000	7,000
Canada	2,435	5,173	5,173	5,162	3,582
	6,801	15,180	12,173	12,162	10,582
Brazil	1,894	3,491	3,194	3,178	2,932
Colombia	5,922	10,535	7,239	5,066	2,099
	14,617	29,206	22,606	20,406	15,613
Wind
North America
United States	430	977	977	977	977
Canada	581	1,197	1,197	1,197	1,197
	1,011	2,174	2,174	2,174	2,174
Europe	702	1,440	1,440	1,440	1,303
Brazil	261	560	560	560	560
	1,974	4,174	4,174	4,174	4,037
Other	519	682	734	734	734
	17,110	34,062	27,514	25,314	20,384
Uncontracted	3,023	7,945	14,493	16,693	21,916
Total long-term average	20,133	42,007	42,007	42,007	42,300
Long-term average on a proportionate basis(3)	11,214	23,844	23,845	23,843	24,034

Contracted generation - as at June 30, 2016
% of total generation	85%	81%	65%	60%	48%
% of total generation on a proportionate basis	90%	87%	78%	76%	64%

Price per MWh - total generation	$63	$63	$67	$69	$73
Price per MWh - total generation on a
proportionate basis	67	67	70	71	74

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 1,360 GWh for 2016 and 3,007 GWh for 2017 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The contract profile reflects power purchase agreements and financial contracts associated with the following acquisitions and assets under construction during the six months ended June 30, 2016:

•         3,032 MW hydroelectric and Co-gen portfolio in Colombia

•         51 MW hydroelectric portfolio in Brazil

•         296 MW hydroelectric portfolio in Pennsylvania

•         55 MW biomass asset under construction in Brazil

We remain focused on re-contracting our generation on acceptable terms, once existing contracts expire, and will do so opportunistically at prices aligned with or above our long-term view.

The majority of Brookfield Renewable’s long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements is comprised of Brookfield (43%), public power authorities (18%), industrial users (25%) and distribution companies (14%), all on a proportionate basis.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the unaudited  interim consolidated balance sheets:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Current assets	$953	$600
Equity-accounted investments	205	197
Property, plant and equipment, at fair value	25,509	18,358
Goodwill	932	-
Total assets	28,169	19,507
Long-term debt and credit facilities	10,048	7,338
Deferred income tax liabilities	3,995	2,695
Total liabilities	15,325	10,744
Total equity	12,844	8,763
Total liabilities and equity	28,169	19,507

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and two wind projects totaling 29 MW in Ireland are expected to be $177 million. The biomass facility and a 14 MW wind project are nearing completion and are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW and the 15 MW wind projects commenced construction and are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Commitments and contingencies

Brookfield Renewable, on behalf of its subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2016, the letters of credit issued were $91 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $411 million and $16 million, respectively (December 31, 2015: $118 million and $16 million, respectively).

An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 10 - Related Party Transactions in the  December 31, 2015 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the interim consolidated statements of (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Revenues
Power purchase and revenue agreements	$137	$146	$319	$255
Wind levelization agreement	3	2	5	4
	$140	$148	$324	$259
Direct operating costs
Energy purchases	$-	$(2)	$(1)	$(4)
Energy marketing fee	(6)	(6)	(11)	(11)
Insurance services	(11)	(6)	(19)	(13)
	$(17)	$(14)	$(31)	$(28)
Management service costs	$(15)	$(13)	$(30)	$(27)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the unaudited interim consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Cash flow provided by (used in):
Operating activities	$139	$164	$364	$396
Financing activities	322	(62)	2,747	313
Investing activities	(516)	(188)	(2,988)	(740)
Foreign exchange gain (loss) on cash	5	3	24	(6)
(Decrease) increase in cash and cash equivalents	$(50)	$(83)	$147	$(37)

Cash and cash equivalents as at June 30, 2016 totaled $210 million, representing an increase of $147 million since December 31, 2015.

Operating Activities

Cash flows provided by operating activities totaling $139 million for the second quarter of 2016 represent a year-over-year decrease of $25 million.

Cash flows provided by operating activities totaling $364 million for the six months ended June 30, 2016 represent a year-over-year decrease of $32 million.

Financing Activities

Cash flows provided by financing activities totaled $322 million for the second quarter of 2016. Long-term debt – borrowings related to subsidiary borrowings and credit facilities were $352 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings were $386 million. The capital provided by participating non-controlling interests – in operating subsidiaries relating to the acquisition of a hydroelectric portfolio in Pennsylvania and follow on investment interest in Isagen  amounted to $641 million. The amount of $929 million was paid for the shares owned by public shareholders of Isagen, in regards to the First MTO.  See “Acquisition of Isagen”.

For the second quarter of 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $124 million (2015: $116 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $33 million (2015: $70 million). See “Dividends and Distributions” for further details. The issuance of LP units and Preferred LP units resulted in net proceeds of $657 million and $147 million, respectively. See “Limited Partners’ Equity” and “Preferred Limited Partners’ Equity”.

Cash flows provided by financing activities totaled $2,747 million for the six months ended June 30, 2016. Long-term debt – borrowings related to subsidiary borrowings and credit facilities were $1,630 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings were $494 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the Isagen Acquisition and the acquisition of a hydroelectric portfolio in Pennsylvania, and amounted to $2,044 million.

For the six months ended June 30, 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $250 million (2015: $231 million). We increased our distributions to $1.78 per LP Unit, an increase of 12 cents per LP Unit which took effect in the first quarter. The distributions paid to preferred

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

shareholders and participating non-controlling interests - in operating subsidiaries were $54 million (2015: $114 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the second quarter of 2016 totaled $516 million. Our acquisition of a hydroelectric portfolio in Pennsylvania and transaction costs associated with the First MTO totaled $862 million. Our continued investment in the development and construction of power generating assets was $67 million and sustainable capital expenditures totaled $19 million. Restricted cash and other totaled $531 million primarily relating to the funding of the First MTO for the shares owned by public shareholders of Isagen.

Cash flows used in investing activities for the six months ended June 30, 2016 totaled $2,988 million. Our investments were with respect to the acquisition of Isagen, a hydroelectric portfolio in Brazil and a hydroelectric portfolio in Pennsylvania. When combined, these investments totaled $2,764 million, net of cash acquired. Our continued investment in the development and construction of power generating assets was $112 million and sustainable capital expenditures totaled $32 million.

NON-CONTROLLING INTERESTS

Preferred equity

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2016 to July 31, 2016 dividend period was paid on August 2, 2016 at an annual rate of 3.082% (C$ 0.194208 per share).

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s (“BRP Equity”) intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Repurchases were initially authorized for one year commencing on June 26, 2015. In June 2016, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid for another year. Accordingly, it will expire on June 26, 2017, or earlier should we complete the repurchases prior to such date. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable.

Class A, Series 5 Preference Shares – Exchange offer

In November 2015, we announced our offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.0% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred LP Unit of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Class A, Series 5 Preference Shares were tendered and exchanged for an equal number of Class A, Series 5 Preferred LP Units.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Non-controlling interests in Isagen

Non-controlling interests in the amount of $638 million reflects the approximate 16% ownership interest in Isagen not held by the consortium as at June 30, 2016. See “Acquisition of Isagen”.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $4 million and $10 million, respectively were accrued during the three and six months ended June 30, 2016 (2015: $2 million and $4 million).

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

PREFERRED LIMITED PARTNERS’ EQUITY

The holders of the Series 7 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending on January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the 3-month Government of Canada Treasury Bills (“T-Bill”) yield plus 4.47%.

In May 2016, Brookfield Renewable issued 8,000,000, Series 9 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$200 million ($152 million). Transaction costs of $5 million were incurred. The holders of the Series 9 Preferred LP Units will be entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.4375 per unit, a yield of 5.75%, for the initial period ending on July 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the sum of the 5-year Government of Canada bond yield plus 5.01%, and (ii) 5.75%. The Series 9 Preferred LP Units are redeemable on or after July 31, 2021.

The holders of Series 9 Preferred LP Units will have the right, at their option, to convert their Series 9 Preferred LP Units into Class A, Series 10 Preferred LP Units, subject to certain conditions, on July 31, 2021 and every five years thereafter. The holders of Series 10 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month T-Bill yield plus 5.01%.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

LIMITED PARTNERS’ EQUITY

We commenced a normal course issuer bid on December 29, 2014 to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. In December 2015, we renewed the normal course issuer bid and the authorization to repurchase up to 7.1 million LP Units which will expire on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

In June 2016, Brookfield Renewable completed a bought deal LP Unit offering (the “Offering”) which included 12,253,250 LP Units (including 1,598,250 LP Unit issued under over-allotment option) at a price of C$37.55 per LP Unit (the “Offering Price”) for gross proceeds of C$460 million ($359 million). Concurrent with the closing of this Offering, Brookfield Asset Management purchased 11,098,958 LP Units, at a price representing the Offering Price per LP Unit net of the underwriters’ fee payable by Brookfield Renewable, for gross proceeds of C$400 million ($313 million). Brookfield Asset Management owns, directly and indirectly, 180,784,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 61% of Brookfield Renewable on a fully-exchanged basis. Brookfield Renewable incurred $15 million transaction costs associated with the Offering.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Jun 30, 2016	Dec 31, 2015
Class A Preference Shares
Series 1	5,449,675	5,449,675
Series 2	4,510,389	4,510,389
Series 3	9,961,399	9,961,399
Series 5	4,114,504	7,000,000
Series 6	7,000,000	7,000,000
	31,035,967	33,921,463
Class A Preferred LP Units
Series 5	2,885,496	-
Series 7	7,000,000	7,000,000
Series 9	8,000,000	-
	17,885,496	7,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,188,170	143,356,854
Issuance of LP Units	23,352,208	-
Distribution reinvestment plan	131,431	171,605
Repurchase of LP Units for cancellation	-	(340,289)
Balance, end of period/year	166,671,809	143,188,170

Total LP Units on a fully-exchanged basis(1)	296,330,432	272,846,793

LP Units held by
Brookfield	51,125,944	40,026,986
External LP Unitholders	115,545,865	103,161,184
	166,671,809	143,188,170

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Jun 30				Six months ended Jun 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015
Class A Preference Shares
Series 1	$1	$1	$1	$2	$2	$3	$2	$5
Series 2	1	1	1	-	2	1	2	-
Series 3	2	2	2	2	4	4	4	4
Series 5	1	2	1	2	2	4	2	4
Series 6	2	2	2	2	3	4	3	4
	$7	$8	$7	$8	$13	$16	$13	$17

Preferred limited partnership units
Series 5	$1	$-	$1	$-	$2	$-	$1	$-
Series 7	1	-	2	-	3	-	3	-
Series 9	1	-	-	-	1	-	-	-
	$3	$-	$3	$-	$6	$-	$4	$-
Participating non-controlling
interests - in operating
subsidiaries	$26	$62	$26	$62	$41	$97	$41	$97

General partnership interest in a
holding subsidiary
held by Brookfield	$1	$1	$1	$1	$2	$2	$2	$2
Incentive distribution	4	2	4	2	10	4	9	4
	$5	$3	$5	$3	$12	$6	$11	$6

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$58	$54	$57	$54	$117	$109	$115	$108

Limited partners' equity
Brookfield Asset Management	$19	$17	$18	$17	$37	$34	$36	$34
External LP Unitholders	48	43	44	42	95	87	88	83
	$67	$60	$62	$59	$132	$121	$124	$117

In February 2016, LP Unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of 12 cents per LP Unit, which took effect with the distribution payable in March 2016.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant accounting policies in our December 31, 2015 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2015 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

 (ii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases  and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Management is currently evaluating the impact of IFRS 16 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

ACQUISITION OF ISAGEN

On January 22, 2016, the consortium acquired a 57.6% interest in Isagen from the Colombian government (the “Initial Investment”). Following the close of the Initial Investment, the consortium conducted the First MTO for the remaining 42.4% shares owned by public shareholders.

On May 13, 2016, the consortium closed the First MTO, pursuant to which a total of 708,817,674 common shares (the “First MTO Shares”) were acquired by the consortium. After giving effect to the First MTO, the consortium owns approximately 83.6% of Isagen and Brookfield Renewable’s investment is approximately $732 million, equivalent to an approximate 25% interest. The First MTO Shares were acquired by the consortium at a purchase price of COP 4,130 per share for total consideration of COP 2,927 billion (approximately $929 million).

Brookfield Renewable is the general partner of and effectively controls the entity that holds the consortium’s 83.6% interest in Isagen.

The financing for the Initial Investment and the First MTO was as follows:

	Initial	First
	Investment	MTO	Total
(MILLIONS)	57.6%	26.0%	83.6%
Non-recourse borrowings	$510	$-	$510
Non-controlling interests	1,244	422	1,666
Brookfield Renewable	225	507	732
	$1,979	$929	$2,908

The consortium secured $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at the LIBOR plus a margin of 2.50% and matures in January 2021. Brookfield Renewable also secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in the consortium. The terms of this credit facility are consistent with the terms of Brookfield Renewable’s other corporate credit facilities and the applicable margin is 1.20%. The facility was repaid on June 10, 2016.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). The loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of 9 years, as at March 31, 2016.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

GENERATION AND FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the three months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	1,834	2,107	2,439	2,319	(605)	(212)	(273)
Canada	1,300	1,298	1,461	1,534	(161)	(236)	2
	3,134	3,405	3,900	3,853	(766)	(448)	(271)
Brazil	917	716	965	867	(48)	(151)	201
Colombia (2)	596	-	751	-	(155)	-	596
	4,647	4,121	5,616	4,720	(969)	(599)	526
Wind
North America
United States	148	157	204	203	(56)	(46)	(9)
Canada	205	235	292	292	(87)	(57)	(30)
	353	392	496	495	(143)	(103)	(39)
Europe	110	129	129	126	(19)	3	(19)
Brazil	62	77	42	61	20	16	(15)
	525	598	667	682	(142)	(84)	(73)
Other	42	114	59	76	(17)	38	(72)
Total	5,214	4,833	6,342	5,478	(1,128)	(645)	381

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net (loss) income and cash flows from operating activities for the three months ended June 30:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-	2016	2015
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Brazil	Colombia (1)	U.S.	Canada	Europe	Brazil				interests
Revenues	138	78	44	43	22	23	13	3	4	-	368	259	627	458
Other income	1	-	4	1	-	-	-	-	(1)	-	5	5	10	6
Share of cash earnings from
equity-accounted investments	1	1	-	-	-	-	-	-	-	-	2	-	2	9
Direct operating costs	(55)	(18)	(17)	(24)	(5)	(5)	(7)	(1)	(3)	(6)	(141)	(121)	(262)	(134)
Adjusted EBITDA(3)	85	61	31	20	17	18	6	2	-	(6)	234	143	377	339
Interest expense - borrowings	(29)	(16)	(7)	(9)	(4)	(6)	(3)	(2)	-	(25)	(101)	(60)	(161)	(114)
Management service costs	-	-	-	-	-	-	-	-	-	(15)	(15)	-	(15)	(13)
Current income taxes	(1)	-	(2)	-	-	-	-	-	-	-	(3)	(2)	(5)	(5)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(3)	(3)	-	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(81)	(81)	(53)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	(7)	(8)
Funds From Operations(3)	55	45	22	11	13	12	3	-	-	(56)	105	-	105	146
Less: adjusted sustaining capital expenditures(4)													(17)	(15)
Adjusted Funds From Operations(3)													88	131
Add: adjusted sustaining capital expenditures(4)													17	15
Add: cash portion of non-controlling interests													88	61
Add: distributions to preferred limited partners													3	-
Depreciation and amortization													(204)	(161)
Unrealized financial instrument loss													(2)	-
Share of non-cash loss from equity-
accounted investments													(3)	(5)
Deferred income tax (expense) recovery													(6)	6
Other													-	(12)
Net (loss) income													(19)	35
Adjustments for non-cash items													217	154
Dividends received from equity accounted
investments													3	12
Changes in due to or from related parties													25	(21)
Net change in working capital balances													(87)	(16)
Cash flows from operating activities													139	164

(1)       Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(2)       Other includes North America Co-gen and Brazil biomass.

(3)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(4)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

GENERATION AND FINANCIAL REVIEW BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2016

The following table reflects the actual and long-term average generation for the six months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	4,263	3,868	4,637	4,527	(374)	(659)	395
Canada	3,011	2,777	2,678	2,747	333	30	234
	7,274	6,645	7,315	7,274	(41)	(629)	629
Brazil	1,771	1,385	1,954	1,745	(183)	(360)	386
Colombia (2)	851	-	1,105	-	(254)	-	851
	9,896	8,030	10,374	9,019	(478)	(989)	1,866
Wind
North America
United States	250	236	332	331	(82)	(95)	14
Canada	506	516	616	616	(110)	(100)	(10)
	756	752	948	947	(192)	(195)	4
Europe	296	308	307	301	(11)	7	(12)
Brazil	109	77	76	61	33	16	32
	1,161	1,137	1,331	1,309	(170)	(172)	24
Other	62	226	114	128	(52)	98	(164)
Total	11,119	9,393	11,819	10,456	(700)	(1,063)	1,726

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net income and cash flows from operating activities for the six months ended June 30, 2016:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-	2016	2015
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Brazil	Colombia (1)	U.S.	Canada	Europe	Brazil				interests
Revenues	307	183	86	73	31	52	29	6	5	-	772	529	1,301	899
Other income	1	22	6	2	-	-	-	-	(4)	-	27	5	32	33
Share of cash earnings from
equity-accounted investments	2	1	1	-	-	-	-	-	-	-	4	-	4	13
Direct operating costs	(108)	(37)	(34)	(41)	(9)	(9)	(12)	(2)	(5)	(12)	(269)	(236)	(505)	(268)
Adjusted EBITDA(3)	202	169	59	34	22	43	17	4	(4)	(12)	534	298	832	677
Interest expense - borrowings	(57)	(30)	(12)	(13)	(8)	(13)	(6)	(3)	-	(44)	(186)	(102)	(288)	(219)
Management service costs	-	-	-	-	-	-	-	-	-	(30)	(30)	-	(30)	(27)
Current income taxes	(3)	-	(4)	-	-	-	-	-	-	-	(7)	(5)	(12)	(10)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(6)	(6)	-	(6)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(191)	(191)	(106)
Preferred equity	-	-	-	-	-	-	-	-	-	(13)	(13)	-	(13)	(16)
Funds From Operations(3)	142	139	43	21	14	30	11	1	(4)	(105)	292	-	292	299
Less: adjusted sustaining capital expenditures(4)													(33)	(30)
Adjusted Funds From Operations(3)													259	269
Add: adjusted sustaining capital expenditures(4)													33	30
Add: cash portion of non-controlling interests													204	122
Add: distributions to preferred limited partners													6	-
Depreciation and amortization													(383)	(319)
Unrealized financial instrument loss													(2)	(8)
Share of non-cash loss from equity-
accounted investments													(4)	(6)
Deferred income tax (expense) recovery													(41)	12
Other													(12)	(14)
Net income													60	86
Adjustments for non-cash items													414	320
Dividends received from equity accounted
investments													3	20
Changes in due to or from related parties													19	(7)
Net change in working capital balances													(132)	(23)
Cash flows from operating activities													364	396

(1)         Includes generation from both hydroelectric and Co-gen facilities. See “Segmented Information”.

(2)         Other includes North America Co-gen and Brazil biomass.

(3)         Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(4)         Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

LONG-TERM DEBT AND CREDIT FACILITIES ON A PROPORTIONATE BASIS

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Jun 30, 2016			Dec 31, 2015
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	5.0	6.0	$1,470	5.0	6.5	$1,373
Subsidiary borrowings
North America
United States	5.7	7.2	2,100	6.0	8.2	2,041
Canada	5.4	11.9	1,700	5.6	13.1	1,471
	5.6	9.3	3,800	5.8	10.2	3,512
Europe	3.9	11.2	256	3.9	11.0	250
Brazil	10.3	10.9	245	9.8	11.3	207
Colombia	9.0	7.4	467	-	-	-
	5.6	11.9	4,768	5.6	9.6	3,969
Credit facilities
Corporate credit facility	1.8	5.0	647	1.4	4.5	368
Total debt			$6,885			$5,710
Add: Unamortized premiums(1)			6			3
Less: Unamortized financing fees(1)			(43)			(40)
Brookfield Renewable's share			6,848			5,673
Non-controlling interests			3,200			1,665
As per IFRS Statements			$10,048			$7,338

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2016		2015				2014
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Generation (GWh) - LTA(1)(2)	10,951	9,044	6,369	5,459	7,199	6,516	5,770	5,065
Generation (GWh) - actual(1)(2)	8,792	9,029	6,117	4,992	6,400	5,823	5,839	4,383
Revenues	$627	$674	$392	$337	$458	$441	$408	$342
Adjusted EBITDA(3)	377	455	258	242	339	338	273	223
Funds From Operations(3)	105	187	88	80	146	153	116	61
Net income (loss)
Non-controlling interests
Participating non-controlling
interests - in operating subsidiaries	(1)	27	8	37	10	14	(8)	(2)
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	-	-	-
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	(13)	20	(13)	(8)	8	14	14	(16)
Preferred equity	7	6	7	7	8	8	9	10
Preferred limited partners' equity	3	3	1	-	-	-	-	-
Limited partners' equity	(15)	23	(13)	(9)	9	15	16	(17)
	(19)	79	(10)	27	35	51	31	(25)
Basic and diluted (loss) earnings per LP Unit	(0.11)	0.16	(0.09)	(0.07)	0.07	0.10	0.11	(0.13)
Average LP Units outstanding (millions)	148.5	143.2	143.3	143.4	143.4	143.4	143.3	143.3
Distributions:
General partnership interest in a
holding subsidiary held by Brookfield	5	7	3	3	3	3	1	2
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	58	59	54	54	54	55	50	50
Preferred equity	7	6	7	7	8	8	9	10
Preferred limited partners' equity	3	3	1	-	-	-	-	-
Limited partners' equity	67	65	59	59	60	61	56	56

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Generation and Financial Review by Segments for the Three Months Ended June 30, 2016” and “Generation and Financial Review by Segments for the Six Months Ended June 30, 2016”.

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Subsequent eventS

The Second MTO was launched on July 16, 2016 and is expected to conclude in September 2016. If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximate $618 million (COP 1.8 trillion) would be invested by the consortium (including related transaction expenses). Upon closing of the Second MTO, the consortium’s ownership in Isagen is expected to increase to as much as 100%.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net (loss) income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net (loss) income in Note 18 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Jun 30	Dec 31
(MILLIONS)	Notes	2016	2015
Assets
Current assets
Cash and cash equivalents	4	$210	$63
Restricted cash		183	198
Trade receivables and other current assets	5	476	256
Financial instrument assets	6	32	26
Due from related parties		52	57
		953	600
Financial instrument assets	6	176	20
Equity-accounted investments	8	205	197
Property, plant and equipment, at fair value	9	25,509	18,358
Goodwill	10	932	-
Deferred income tax assets	13	202	157
Other long-term assets		192	175
		$28,169	$19,507
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	$449	$284
Financial instrument liabilities	6	267	127
Due to related parties		82	64
Current portion of long-term debt	12	957	770
		1,755	1,245
Financial instrument liabilities	6	152	64
Long-term debt and credit facilities	12	9,091	6,568
Deferred income tax liabilities	13	3,995	2,695
Other long-term liabilities		332	172
		15,325	10,744
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	14	5,541	2,587
General partnership interest in a holding subsidiary
held by Brookfield	14	56	52
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	14	2,767	2,559
Preferred equity	14	599	610
Preferred limited partners' equity	15	324	128
Limited partners' equity	16	3,557	2,827
		12,844	8,763
		$28,169	$19,507

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

UNAUDITED		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)		2016	2015	2016	2015
Revenues	7	$627	$458	$1,301	$899
Other income		10	6	32	33
Direct operating costs		(262)	(134)	(505)	(268)
Management service costs	7	(15)	(13)	(30)	(27)
Interest expense – borrowings	12	(161)	(114)	(288)	(219)
Share of earnings from equity-accounted
investments	8	(1)	4	-	7
Unrealized financial instruments loss	6	(2)	-	(2)	(8)
Depreciation	9	(204)	(161)	(383)	(319)
Other	3	-	(12)	(12)	(14)
(Loss) income before income taxes		(8)	34	113	84
Income tax (expense) recovery
Current	13	(5)	(5)	(12)	(10)
Deferred	13	(6)	6	(41)	12
		(11)	1	(53)	2
Net (loss) income		$(19)	$35	$60	$86
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	(1)	10	26	24
General partnership interest in a holding
subsidiary held by Brookfield	14	-	-	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	14	(13)	8	7	22
Preferred equity	14	7	8	13	16
Preferred limited partners' equity	15	3	-	6	-
Limited partners' equity	16	(15)	9	8	24
		$(19)	$35	$60	$86
Basic and diluted (loss) earnings per LP Unit		$(0.11)	$0.07	$0.05	$0.17

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED	Three months ended Jun 30			Six months ended Jun 30
(MILLIONS)		2016	2015	2016	2015
Net (loss) income		$(19)	$35	$60	$86
Other comprehensive income that will not be
reclassified to net (loss) income
Revaluations of property, plant and equipment		20	39	20	39
Actuarial loss on defined benefit plans		-	-	(3)	-
Deferred income taxes on above items	13	(5)	-	2	-
Total items that will not be reclassified
to net (loss) income		15	39	19	39
Other comprehensive income (loss) that may be
reclassified to net (loss) income
Financial instruments designated as cash-flow
hedges
(Loss) gain arising during the period	6	(40)	69	(82)	21
Reclassification adjustments for amounts
recognized in net (loss) income	6	(11)	(11)	(23)	(18)
Unrealized gain (loss) on available-for-sale
securities		21	(7)	33	(7)
Foreign currency translation		382	97	1,190	(463)
Unrealized (loss) gain on foreign currency swaps -
net investment hedge	6	(20)	(13)	(100)	39
Deferred income taxes on above items	13	14	(10)	24	(6)
Total items that may be reclassified subsequently to
net (loss) income		346	125	1,042	(434)
Other comprehensive income (loss)		361	164	1,061	(395)
Comprehensive income (loss)		$342	$199	$1,121	$(309)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	121	50	524	3
General partnership interest in a holding
subsidiary held by Brookfield	14	2	1	5	(3)
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	14	97	61	252	(130)
Preferred equity	14	10	18	52	(35)
Preferred limited partners' equity	15	3	-	6	-
Limited partners' equity	16	109	69	282	(144)
		$342	$199	$1,121	$(309)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at March 31, 2016	$(530)	$(512)	$4,022	$(8)	$(45)	$5	$2,932	$177	$595	$5,796	$54	$2,653	$12,207
Net (loss) income	(15)	-	-	-	-	-	(15)	3	7	(1)	-	(13)	(19)
Other comprehensive income	-	121	3	-	(12)	12	124	-	3	122	2	110	361
Preferred LP Units and LP Units issued
- (Note 15,16)
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustments	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions (Note 14)	-	-	-	-	-	-	-	-	-	641	-	-	641
Distributions or dividends declared	(67)	-	-	-	-	-	(67)	(3)	(7)	(26)	(5)	(58)	(166)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
First MTO (Note 3, 14)	(17)	18	-	-	-	-	1	-	-	(991)	-	-	(990)
Other	8	-	-	-	-	-	8	-	1	-	3	(8)	4
Change in period	483	139	3	-	(12)	12	625	147	4	(255)	2	114	637
Balance, as at June 30, 2016	$(47)	$(373)	$4,025	$(8)	$(57)	$17	$3,557	$324	$599	$5,541	$56	$2,767	$12,844

Balance, as at March 31, 2015	$(286)	$(458)	$3,685	$(9)	$(38)	$-	$2,894	$-	$667	$2,323	$54	$2,617	$8,555
Net income	9	-	-	-	-	-	9	-	8	10	-	8	35
Other comprehensive income	-	34	16	-	13	(3)	60	-	10	40	1	53	164
LP Units purchased for cancellation	(1)	-	-	-	-	-	(1)	-	-	-	-	-	(1)
Capital contributions	-	-	-	-	-	-	-	-	-	93	-	-	93
Distributions or dividends declared	(60)	-	-	-	-	-	(60)	-	(8)	(62)	(3)	(54)	(187)
Distribution reinvestment plan	1	-	-	-	-	-	1	-	-	-	-	-	1
Other	(2)	-	-	-	-	-	(2)	-	-	(10)	2	-	(10)
Change in period	(53)	34	16	-	13	(3)	7	-	10	71	-	7	95
Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$-	$677	$2,394	$54	$2,624	$8,650

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
SIX MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	8	-	-	-	-	-	8	6	13	26	-	7	60
Other comprehensive income	-	279	6	(1)	(27)	17	274	-	39	498	5	245	1,061
Preferred LP Units and LP Units issued
- (Note 15, 16)
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Exchange of preferred shares -
(Note 14, 15)	-	-	-	-	-	-	-	50	(50)	-	-	-	-
Capital contributions (Note 14)	-	-	-	-	-	-	-	-	-	2,044	-	-	2,044
Acquisitions (Note 14)	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(132)	-	-	-	-	-	(132)	(6)	(13)	(41)	(12)	(117)	(321)
Distribution reinvestment plan	4	-	-	-	-	-	4	-	-	-	-	-	4
First MTO (Note 3, 14)	(17)	18	-	-	-	-	1	-	-	(991)	-	-	(990)
Other	3	-	-	-	-	-	3	(1)	-	1	9	(10)	2
Change in period	438	297	6	(1)	(27)	17	730	196	(11)	2,954	4	208	4,081
Balance, as at June 30, 2016	$(47)	$(373)	$4,025	$(8)	$(57)	$17	$3,557	$324	$599	$5,541	$56	$2,767	$12,844

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	24	-	-	-	-	-	24	-	16	24	-	22	86
Other comprehensive income (loss)	-	(183)	16	-	2	(3)	(168)	-	(51)	(21)	(3)	(152)	(395)
LP Units purchased for cancellation	(1)	-	-	-	-	-	(1)		-	-	-	-	(1)
Capital contributions	-	-	-	-	-	-	-	-	-	423	-	-	423
Distributions or dividends declared	(121)	-	-	-	-	-	(121)	-	(16)	(97)	(6)	(109)	(349)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(2)	-	-	-	-	-	(2)	-	-	3	4	(2)	3
Change in period	(98)	(183)	16	-	2	(3)	(266)	-	(51)	332	(5)	(241)	(231)
Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$-	$677	$2,394	$54	$2,624	$8,650

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Six months ended
UNAUDITED			Jun 30		Jun 30
(MILLIONS)	Notes	2016	2015	2016	2015
Operating activities
Net (loss) income		$(19)	$35	$60	$86
Adjustments for the following non-cash items:
Depreciation	9	204	161	383	319
Unrealized financial instrument loss	6	2	-	2	8
Share of earnings from equity accounted investments	8	1	(4)	-	(7)
Deferred income tax expense (recovery)	13	6	(6)	41	(12)
Other non-cash items		4	3	(12)	12
Dividends received from equity-accounted investments	8	3	12	3	20
Changes in due to or from related parties		25	(21)	19	(7)
Net change in working capital balances		(87)	(16)	(132)	(23)
		139	164	364	396
Financing activities
Long-term debt - borrowings	12	352	269	1,630	790
Long-term debt - repayments	12	(386)	(238)	(494)	(555)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	14	641	93	2,044	423
Acquisition of Isagen from non-controlling interests	3, 14	(929)	-	(929)	-
Issuance of preferred limited partnership units	15	147	-	147	-
Issuance of LP Units		657	-	657	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	14	(26)	(62)	(41)	(97)
To preferred shareholders		(7)	(8)	(13)	(17)
To preferred limited partners' unitholders	15	(3)	-	(4)	-
To unitholders of Brookfield Renewable or BRELP	14, 16	(124)	(116)	(250)	(231)
		322	(62)	2,747	313
Investing activities
Acquisitions	3	(862)	(132)	(2,881)	(679)
Cash and cash equivalents in acquired entity	3	-	-	117	19
Investment in:
Sustaining capital expenditures	9	(19)	(13)	(32)	(28)
Development and construction of renewable power
generating assets	9	(67)	(57)	(112)	(78)
Investment in securities	6	(99)	-	(116)	(16)
Restricted cash and other		531	14	36	42
		(516)	(188)	(2,988)	(740)
Foreign exchange gain (loss) on cash		5	3	24	(6)
Cash and cash equivalents
(Decrease) increase		(50)	(83)	147	(37)
Balance, beginning of period		260	196	63	150
Balance, end of period		$210	$113	$210	$113
Supplemental cash flow information:
Interest paid		$198	$148	$275	$207
Interest received		11	4	20	8
Income taxes paid		1	9	17	19

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

brookfield renewable partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Brazil, Colombia, and Europe.

Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2015 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on August 4, 2016.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British Pound Sterling and Colombian pesos, respectively.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

See Note 10 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value.  See Note 14 – Non-Controlling Interests as it relates to accounting for the Initial Investment in Isagen and the MTOs as separate transactions.

(c) Future changes in accounting policies

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the December 31, 2015 audited consolidated financial statements.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Colombia Portfolio

On January 22, 2016, the consortium acquired a 57.6% interest in Isagen from the Colombian government (the “Initial Investment”). Aggregate consideration for the Initial Investment was approximately $1.9 billion (COP 6.5 trillion). Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh. Brookfield Renewable’s initial investment was $225 million for an approximate 9% interest in Isagen after accounting for the non-controlling interests of its institutional partners and public shareholders. Isagen is a listed entity in Colombia and, following the close of the Initial Investment, the remaining 42.4% shares were owned by public shareholders (the “Isagen Public NCI”).

Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers (the “MTOs”) for the Isagen Public NCI at the same price per share paid for its 57.6% controlling interest.

On May 13, 2016, the consortium closed the First MTO, pursuant to which a total of 708,817,674 common shares (the “First MTO Shares”) were acquired by the consortium. After giving effect to the First MTO, the consortium owns approximately 83.6% of Isagen and Brookfield Renewable’s investment is approximately $732 million, equivalent to an approximate 25% interest. The First MTO Shares were acquired by the consortium at a purchase price of COP 4,130 per share for total consideration of COP 2,927 billion (approximately $929 million). Brookfield Renewable’s investment in connection with the First

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

MTO was $507 million, with the remaining $422 million being financed from Brookfield Renewable’s non-controlling interests.

Brookfield Renewable is the general partner of and effectively controls the entity that holds the consortium’s 83.6% interest in Isagen.

The financing for the Initial Investment and the First MTO was as follows:

	Initial	First
	Investment(1)	MTO(2)	Total
(MILLIONS)	57.6%	26.0%	83.6%
Non-recourse borrowings	$510	$-	$510
Non-controlling interests	1,244	422	1,666
Brookfield Renewable	225	507	732
	$1,979	$929	$2,908

(1)    Gross consideration of $1,979 million represents: acquisition of a 57.6% interest in Isagen ($1,926 million), financing and acquisition costs ($24 million), restriction of cash per the terms of a credit agreement ($9 million), and excess cash to fund follow-on investments in Isagen and expenses ($20 million). The exchange rate used for this column was $1 = COP 3,368.

(2)    U.S. dollar amounts in this column are based on an exchange rate of $1 = COP 3,151.

The consortium secured $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 2.50% and matures in January 2021. Brookfield Renewable also secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in the consortium and for the purposes of increasing the ownership percentage through the MTOs. The terms of this credit facility are consistent with the terms of Brookfield Renewable’s other corporate credit facilities and the applicable margin is 1.20%. The facility was repaid on June 10, 2016.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). The loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of 9 years, as at March 31, 2016.

The total acquisition costs of $11 million were expensed as incurred and have been classified under Other in the interim consolidated statements of (loss) income.

The unaudited interim consolidated financial statements contain further details on the Initial Investment in Isagen and the related MTOs, as follows: 1) Note 10 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value; 2) Note 12 – Long-term debt and credit facilities for financing of the Initial Investment in Isagen and the First MTO; and 3) Note 14 – Non-controlling Interests for our accounting for the Initial Investment in Isagen and the MTOs as separate transactions.

If the acquisition had taken place at the beginning of the year, the revenue from Isagen for the six months ended June 30, 2016 would have been $476 million (unaudited).

The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen.  The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable.  Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”).  Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Brazil Portfolio

In January 2016, Brookfield Renewable acquired a 51 MW hydroelectric portfolio in Brazil (“Brazil Portfolio”). Total consideration of R$417 million ($103 million) included cash paid of R$355 million ($88 million), deferred consideration of R$35 million ($9 million) and impact of the foreign currency contracts of R$24 million ($6 million).

The total acquisition costs of $0.4 million were expensed as incurred and have been classified under Other in the interim consolidated statements of (loss) income.

Pennsylvania Hydroelectric Portfolio

In April 2016, Brookfield Renewable acquired a 296 MW portfolio of hydroelectric facilities that are expected to generate 1,109 GWh annually (“Pennsylvania Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximately 33% controlling interest in the Portfolio. Total cash consideration was $859 million. The acquisition costs of $5 million were expensed as incurred and have been classified under Other in the interim consolidated statements of (loss) income.

If the acquisition had taken place at the beginning of the year, the revenue from Pennsylvania Hydro for the six months ended June 30, 2016 would have been $29 million (unaudited).

In April 2016, Brookfield Renewable entered into voting agreements with a certain Brookfield subsidiary related to Brookfield Infrastructure Fund III which are the co-investors along with a subsidiary of Brookfield Renewable in the entity (the “Entity”) which holds the power generating operations of Pennsylvania Hydro. Pursuant to this voting agreement, the Brookfield subsidiary agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the directors of the Entity.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Preliminary purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Colombia	Brazil	Pennsylvania	Total
Cash and cash equivalents	$113	$4	$-	$117
Trade receivables and other current assets	193	2	1	196
Property, plant and equipment, at fair value	4,753	100	859	5,712
Other long-term assets	15	-	-	15
Current liabilities	(463)	(3)	(1)	(467)
Long-term debt	(912)	-	-	(912)
Deferred income tax liabilities	(1,015)	-	-	(1,015)
Other long-term liabilities	(149)	-	-	(149)
Non-controlling interests	(1,417)	-	-	(1,417)
Fair value of net assets acquired	$1,118	$103	$859	$2,080
Goodwill (Note 10)	808	-	-	808
Purchase price	$1,926	$103	$859	$2,888

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

During the six months ended June 30, 2016 the purchase price allocations for the acquisitions completed during the six months ended June 30, 2015 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2015 audited consolidated financial statements in respect of the acquisitions had to be considered.

4. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Cash	$170	$60
Short-term deposits	40	3
	$210	$63

5. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Trade receivables	$233	$98
Other short-term receivables	133	87
Prepaids and others	110	71
	$476	$256

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

6.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2015 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Jun 30, 2016				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2015
Assets measured at fair value:
Cash and cash equivalents	$210	$-	$-	$210	$63
Restricted cash(1)	319	-	-	319	336
Financial instrument assets(1)
Energy derivative contracts	-	23	-	23	31
Interest rate swaps	-	1	-	1	-
Foreign exchange swaps	-	16	-	16	1
Available-for-sale investments	168	-	-	168	14
Property, plant and equipment	-	-	25,509	25,509	18,358
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	(3)	-	(3)	(1)
Interest rate swaps	-	(295)	-	(295)	(178)
Foreign exchange swaps	-	(121)	-	(121)	(12)
Contingent consideration	-	-	(22)	(22)	(32)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(1)	-	(10,778)	-	(10,778)	(7,892)
Total	$697	$(11,157)	$25,487	$15,027	$10,688

(1)       Includes both the current and long-term amounts.

There were no transfers between levels during the six months ended June 30, 2016.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Jun 30, 2016			Dec 31, 2015
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$23	$3	$(20)	$(30)
Interest rate swaps	1	295	294	178
Foreign exchange swaps	16	121	105	11
Available-for sale investments	168	-	(168)	(14)
Total	208	419	211	145
Less: current portion	32	267	235	101
Long-term portion	$176	$152	$(24)	$44

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)  Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in publicly-quoted securities, including its proportionate interest in the shares of TerraForm Power, Inc. disclosed in Brookfield Asset Management’s (and affiliated entities) Schedule 13D filing.

Available-for-sale securities are recorded on the balance sheet at fair value, and are assessed for impairment at each reporting date. For the six months ended June 30, 2016, the unrealized gains relating to the fair value of available-for-sale securities amounted to $33 million (2015: unrealized losses of $7 million).

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Energy derivative contracts	$(4)	$-	$-	$2
Interest rate swaps	-	2	(2)	2
Foreign exchange swaps - cash flow	2	(2)	-	(12)
	$(2)	$-	$(2)	$(8)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Energy derivative contracts	$(6)	$10	$16	$4
Interest rate swaps	(42)	59	(112)	13
Foreign exchange swaps - cash flow	8	-	14	4
	$(40)	$69	$(82)	$21
Foreign exchange swaps - net investment	(20)	(13)	(100)	39
	$(60)	$56	$(182)	$60

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Energy derivative contracts	$(14)	$(10)	$(26)	$(17)
Interest rate swaps	3	(1)	3	(1)
	$(11)	$(11)	$(23)	$(18)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

7.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Revenues
Power purchase and revenue agreements	$137	$146	$319	$255
Wind levelization agreement	3	2	5	4
	$140	$148	$324	$259
Direct operating costs
Energy purchases	$-	$(2)	$(1)	$(4)
Energy marketing fee	(6)	(6)	(11)	(11)
Insurance services	(11)	(6)	(19)	(13)
	$(17)	$(14)	$(31)	$(28)
Management service costs	$(15)	$(13)	$(30)	$(27)

8. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

Three months ended		Six months ended	Year ended
(MILLIONS)	Jun 30, 2016	Jun 30, 2016	Dec 31, 2015
Balance, beginning of period/year	$205	$197	$273
Share of net (loss) income	(1)	-	10
Revaluation recognized through OCI	-	-	96
Share of OCI	1	1	-
Dividends declared	(3)	(3)	(19)
Capital distributions, net	-	-	(144)
Foreign exchange translation	3	10	(19)
Balance, end of period/year	$205	$205	$197

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Revenue	$27	$42	$51	$69
Net (loss) income	(1)	7	-	13
Share of net income (loss)
Cash earnings	2	9	4	13
Non-cash loss	(3)	(5)	(4)	(6)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

9.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)(2)	Wind(2)	Other(2)(3)	Total
As at December 31, 2015	$14,847	$3,233	$278	$18,358
Additions	96	39	12	147
Acquisitions through business combinations (Note 3)	5,712	-	-	5,712
Foreign exchange	1,492	128	54	1,674
Transfer and other	(6)	(13)	-	(19)
Change in fair value recognized through OCI(4)	-	20	-	20
Depreciation	(276)	(100)	(7)	(383)
As at June 30, 2016	$21,865	$3,307	$337	$25,509

(1)     Includes intangible assets of $15 million (2015: $13 million).

(2)     Includes construction work in process (“CWIP”) of $557 million (2015: $405 million).

(3)     Includes biomass and co-generation (“Co-gen”). The Colombian segment aggregates its hydroelectric and Co-gen facilities into the hydroelectric segment.  See Note 18 – Segmented Information.

(4)     During the three months ended June 30, 2016 sufficient information regarding a wind development project in Ireland became available to allow Brookfield Renewable to determine fair value using the discounted cash flow method. Accordingly, CWIP associated with this project was revalued.

10. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)
As at December 31, 2015	$-
Acquired through business acquisition (Note 3)	808
Foreign exchange	124
As at June 30, 2016	$932

The preliminary acquisition equation for the Isagen Acquisition (Note 3 – Business combinations) includes a deferred tax liability of $1,015 million. The deferred tax liability arises because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value. As required by IFRS 3, Business Combinations, this deferred tax liability is calculated in accordance with IAS 12, Income Taxes (“IAS 12”), and is not measured at fair value. IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur. The fair value of the preliminary deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that the preliminary estimate of goodwill of $808 million arises from such difference.

Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

11.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Operating accrued liabilities	$117	$107
Interest payable on corporate and subsidiary borrowings	51	44
Accounts payable	111	43
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	24	19
Other	146	71
	$449	$284

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

12.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Jun 30, 2016			Dec 31, 2015
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (C$200)	5.3	2.4	$155	5.3	2.8	$145
Series 4 (C$150)	5.8	20.4	116	5.8	20.9	108
Series 6 (C$300)	6.1	0.4	233	6.1	0.9	217
Series 7 (C$450)	5.1	4.3	348	5.1	4.8	325
Series 8 (C$400)	4.8	5.6	309	4.8	6.1	289
Series 9 (C$400)	3.8	8.9	309	3.8	9.4	289
	5.0	6.0	$1,470	5.0	6.5	$1,373
Subsidiary borrowings
North America
United States	5.0	6.2	$3,457	5.3	7.0	$3,203
Canada	5.4	11.9	1,700	5.6	13.1	1,471
	5.1	8.1	5,157	5.4	8.9	4,674
Europe	3.9	11.1	652	3.9	11.0	631
Brazil	10.5	11.5	413	10.1	11.9	347
Colombia	9.3	7.5	1,757	-	-	-
	6.2	8.4	7,979	5.5	9.3	5,652
Credit facilities
Corporate credit facility	1.8	5.0	647	1.4	4.5	368
Total debt			$10,096			$7,393
Add: Unamortized premiums(1)			20			4
Less: Unamortized financing fees(1)			(68)			(59)
Less: Current portion			(957)			(770)
			$9,091			$6,568

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 17  - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia consist of floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Índice de precios al consumidor  (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

In January 2016, Brookfield Renewable and its institutional partners secured non-recourse financing in the amount of $750 million with respect to the Initial Investment in Isagen and the related MTOs.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million).  See Note 3 – Business Combinations.

In March 2016, Brookfield Renewable refinanced indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of notes. The notes bear interest at 3.41% and mature in November 2020.

In March 2016, Brookfield Renewable refinanced indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, Brookfield Renewable refinanced the loan associated with its 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously retired existing indebtedness of €70 million ($78 million). The long-term debt currently bears interest at the Euro Interbank Offered Rate (“EURIBOR”) plus a margin of 2.75%.

On April 1, 2016, concurrent with the closing of the 296 MW hydroelectric portfolio in Pennsylvania, Brookfield Renewable secured a $315 million financing. The debt currently bears interest at the U.S. LIBOR plus a margin of 1.50%.

On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.

On May 17, 2016, Brookfield Renewable refinanced a $190 million debt and $9 million letter of credit facility associated with our 377 MW hydroelectric portfolio in Tennessee and North Carolina. The debt and letter of credit facility currently bear interest at the U.S. LIBOR plus a margin of 2.75%.

On June 3, 2016, we repaid $63 million against a $174 million note purchase agreement related to a 120 MW wind facility in California. Concurrently, we secured a 7-year, $43 million financing on the same asset, resulting in aggregate debt of $154 million. The new debt currently bears interest at U.S. LIBOR plus a margin of 2.75%.

Credit facilities

In June 2016, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 30, 2021 and also increased the available amount to $1,690 million from $1,560 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro or British Pound Sterling in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. See Note 19 – Commitments, contingencies and guarantees. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2016, at the LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Authorized credit facilities	$1,890	$1,760
Draws on credit facilities(1)	(548)	(368)
Issued letters of credit	(237)	(218)
Available portion of credit facilities	$1,105	$1,174

(1)         Comprised of $548 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $99 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

During the three months ended June 30, 2016, Brookfield Renewable borrowed $99 million under a credit facility made available by a private fund sponsored by Brookfield Asset Management. The facility has an interest rate of LIBOR plus 1.3% and is unsecured.

13.  Income taxes

Brookfield Renewable’s effective income tax rate was 46.9% for the six months ended June 30, 2016 (2015: negative 2.4%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

14. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Jun 30		Dec 31
(MILLIONS)	2016	2015
Participating non-controlling interests - in operating subsidiaries	$5,541	$2,587
General partnership interest in a holding subsidiary held by Brookfield	56	52
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,767	2,559
Preferred equity	599	610
	$8,963	$5,808

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the six months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	June 30		Jun 30	Dec 31
AS NOTED)	outstanding	rate(%)(1)	date	2016	2015	2016	2015
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$2	$3	$105	$98
Series 2 (C$113)	4.51	3.08	Apr 30, 2020	2	1	87	81
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	4	4	193	179
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	2	4	79	126
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	3	4	135	126
	31.03			$13	$16	$599	$610

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2016, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

The holders of the Series 1 Preference Shares are entitled to receive fixed cumulative dividends. The holders of the Series 2 Preference Shares are entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the May 1, 2016 to July 31, 2016 dividend period was paid on August 2, 2016 at an annual rate of 3.082% (C$ 0.194208 per share).

The holders of the Series 3 Preference Shares are entitled to receive fixed cumulative dividends. The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%. The holders of the Class A, Series 3 Preference Shares will have the right, at their option, to convert their shares into Series 4 Preference Shares on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 4 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.94%.

The holders of the Series 5 and 6 Preference Shares are entitled to receive fixed cumulative dividends.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of BRP Equity’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Repurchases were initially authorized for one year commencing on June 26, 2015. In June 2016, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid for another year. Accordingly, it will expire on June 26, 2017, or earlier should we complete the repurchases prior to such date. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable.

Class A, Series 5  Preference Shares – Exchange offer

In November 2015, Brookfield Renewable announced its offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.00% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred Limited Partnership Unit (the “Preferred LP Units”) of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

							Isagen
	Brookfield					Isagen	public
	Americas	Brookfield	Brookfield	The	Brookfield	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	Energia	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	Renovável	investors	interests	Other	Total
As at December 31, 2014	$914	$937	$-	$126	$32	$-	$-	$53	$2,062
Net income	26	27	-	14	-	-	-	2	69
OCI	89	144	-	(12)	(10)	-	-	(7)	204
Capital contributions(1)	-	460	-	-	-	-	-	-	460
Distributions	(70)	(126)	-	(7)	(1)	-	-	(4)	(208)
Other	(1)	(1)	-	-	1	-	-	1	-
As at December 31, 2015	$958	$1,441	$-	$121	$22	$-	$-	$45	$2,587
Net (loss) income	(1)	(5)	(2)	14	-	2	17	1	26
OCI	6	75	74	-	5	134	201	3	498
Capital contributions(1)	-	7	963	-	-	1,074	-	-	2,044
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(3)	(24)	-	(12)	(1)	-	-	(1)	(41)
First MTO (Note 3)	-	-	2	-	-	4	(997)	-	(991)
Other	-	1	-	-	-	-	-	-	1
As at June 30, 2016	$960	$1,495	$1,037	$123	$26	$1,214	$638	$48	$5,541
Interests held by third parties	75-80%	50-60%	67%	25%	24-30%	37%	16%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and to fund expenses.

In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased under the MTOs as an equity transaction related to the acquisition of non-controlling interest, separate from the Initial Investment of 57.6% controlling interest. Accordingly, the 42.4% ownership interest in Isagen not held by Brookfield Renewable and its co-investors was reflected at fair value at the acquisition date and recorded as non-controlling interest. The acquisition of a portion of this non-controlling interest as part of the first MTO was accounted for as an acquisition on non-controlling interest. The remaining approximate 16% ownership interest in Isagen not held by Brookfield Renewable and it co-investors as at June 30, 2016 remains as non-controlling interest.  Any portion of this acquired through the second MTO will be accounted for as an acquisition of non-controlling interest.See Note 3 – Business Combinations.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at June 30, 2016, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2015: 2,651,506) and 129,658,623 (December 31, 2015: 129,658,623), respectively.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Distributions

The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1	$2	$2
Incentive distribution	4	2	10	4
	$5	$3	$12	$6

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$58	$54	$117	$109
	$63	$57	$129	$115

15. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the six months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	June 30		Jun 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2016	2015	2016	2015
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$2	$-	$49	$-
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	3	-	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	1	-	147	-
	17.89			$6	$-	$324	$128

As noted in Note 14 – Non-Controlling Interests, in February 2016 a total of 2,885,496  Class A, Series 5 Preference Shares of BRP Equity were tendered and exchanged for an equal number of Series 5 Preferred LP Units of Brookfield Renewable. The holders of the Series 5 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.3976 per unit, a yield of 5.59%, for the initial period ending April 30, 2018.

The holders of the Series 7 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada Bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of the Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month T-Bill yield plus 4.47%.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Issuance of Preferred LP Units

On May 25, 2016, Brookfield Renewable issued 8,000,000 Class A, Series 9 Preferred Limited Partnership Units (the “Series 9 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$200 million ($152 million). Brookfield Renewable incurred C$7 million ($5 million) in transaction costs and the net proceeds of C$193 million ($147 million) were used to repay outstanding indebtedness and for general corporate purposes. The holders of the Series 9 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending July 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 5.01%, and (ii) 5.75%.

The holders of Series 9 Preferred LP Units will have the right, at their option, to convert their Series 9 Preferred LP Units into Class A, Series 10 Preferred LP Units, subject to certain conditions, on July 31, 2021 and every five years thereafter. The holders of Series 10 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the 3-month T-Bill yield plus 5.01%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

16. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at June 30, 2016, 166,671,809 LP Units were outstanding (December 31, 2015: 143,188,170) including 51,125,944 (December 31, 2015: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and six months ended June 30, 2016, 74,884 and 131,431 LP Units, respectively (2015: 32,339 and 76,088 LP Units) were issued under the distribution reinvestment plan.

As at June 30, 2016, Brookfield’s direct and indirect interest of 180,784,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 61% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 44% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at June 30, 2016.

Issuance of LP Units

On June 10, 2016, Brookfield Renewable completed a bought deal for non-voting limited partnership units of Brookfield Renewable (“LP Units”) which included 10,655,000 LP Units at a price of C$37.55 per LP Unit (the “Offering Price”) for gross proceeds of C$400 million ($313 million) (the “Offering”). In addition, Brookfield Asset Management purchased 11,098,958 LP Units at the Offering Price concurrent with the Offering (the “Concurrent Private Placement”).  The aggregate gross proceeds of the Offering and the Concurrent Private Placement was C$800 million ($626 million).  Brookfield Renewable had granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 1,598,250 LP Units at the Offering Price (the “Over-allotment Option”).

On June 15, 2016, the underwriters exercised in full the Over-allotment Option and Brookfield Renewable received additional aggregate gross proceeds of C$60 million ($46 million) on June 16, 2016.  Brookfield

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

Asset Management elected not to exercise its option to purchase additional LP Units and holds an approximate 61% interest in Brookfield Renewable after giving effect to the closing of the Over-allotment Option.

Brookfield Renewable incurred $15 million in transaction costs associated with the Offering, the Concurrent Private Placement and the Over-allotment Option.

The excess of the price received over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $2 million and $83 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and six months ended June 30, 2016, Brookfield Renewable declared distributions on its LP Units of $67 million or $0.445 per LP Unit and $132 million or $0.89 per LP Unit, respectively (2015: $60 million or $0.415 per LP Unit and $121 million or $0.83 per LP Unit).

The composition of the distribution for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Brookfield	$19	$17	$37	$34
External LP Unitholders	48	43	95	87
	$67	$60	$132	$121

In February 2016, unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of 12 cents per unit, which took effect with the distribution payable in March 2016.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

17.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finco	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
As at June 30, 2016:
Current assets	$29	$-	$1,485	$125	$2,036	$(2,722)	$953
Long-term assets	3,889	645	-	18,732	27,634	(23,684)	27,216
Current liabilities	37	9	247	2,812	1,372	(2,722)	1,755
Long-term liabilities	-	-	1,233	724	13,431	(1,818)	13,570
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,541	-	5,541
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,767	-	-	2,767
Preferred equity	-	599	-	-	-	-	599
Preferred limited partners' equity	324	-	-	324	-	(324)	324
As at December 31, 2015:
Current assets	$24	$-	$1,387	$111	$1,298	$(2,220)	$600
Long-term assets	2,957	603	-	15,605	18,780	(19,038)	18,907
Current liabilities	26	8	231	2,233	967	(2,220)	1,245
Long-term liabilities	-	-	1,151	378	9,251	(1,281)	9,499
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,587	-	2,587
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,559	-	-	2,559
Preferred equity	-	610	-	-	-	-	610
Preferred limited partners' equity	128	-	-	128	-	(128)	128

(1)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”).

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finco	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
For the three months ended
June 30, 2016
Revenues	$-	$-	$-	$-	$627	$-	$627
Net (loss) income	(12)	-	(1)	(56)	92	(42)	(19)
For the three months ended
June 30, 2015
Revenues	$-	$-	$-	$3	$455	$-	$458
Net income (loss)	9	-	-	20	129	(123)	35
For the six months ended
June 30, 2016
Revenues	$-	$-	$-	$-	$1,301	$-	$1,301
Net income (loss)	14	-	-	20	253	(227)	60
For the six months ended
June 30, 2015
Revenues	$-	$-	$-	$8	$891	$-	$899
Net income (loss)	24	-	(1)	65	171	(173)	86

(1)            Includes BRELP, Latam Holdco, NA Holdco and Euro Holdco.

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 12 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by Finco. See Note 14 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

18.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Brazil, Colombia, and Europe. Brookfield Renewable also operates three biomass facilities and three Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

Our investment in Isagen (Note 3 – Business combinations) changed how we present some of our segmented disclosure. Following the acquisition of Isagen, the CODM consider information on Isagen and Brazil on a standalone basis. Accordingly, we have added a “Colombia” segment that includes Isagen and a “Brazil” segment that includes our Brazil operations. The Colombia segment also aggregates the financial results of its hydroelectric and Co-gen facilities.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2015 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

	Hydroelectric					Wind					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
For the three months ended
June 30, 2016:
Revenues	$190	$78	$268	$50	$202	$38	$23	$61	$29	$8	$9	$-	$627
Adjusted EBITDA	123	62	185	36	90	29	18	47	16	6	3	(6)	377
Interest expense - borrowings	(42)	(16)	(58)	(9)	(43)	(7)	(6)	(13)	(8)	(4)	(1)	(25)	(161)
Cash portion of non-controlling
interests	(26)	(1)	(27)	(2)	(36)	(9)	-	(9)	(5)	(1)	(1)	(7)	(88)
Funds From Operations	55	45	100	22	11	13	12	25	3	-	-	(56)	105
Depreciation	(57)	(24)	(81)	(33)	(34)	(11)	(15)	(26)	(22)	(4)	(4)	-	(204)
For the three months ended
June 30, 2015:
Revenues	$202	$84	$286	$61	$-	$39	$25	$64	$27	$10	$10	$-	$458
Adjusted EBITDA	149	67	216	46	-	29	21	50	16	10	5	(4)	339
Interest expense - borrowings	(40)	(17)	(57)	(6)	-	(9)	(8)	(17)	(8)	(3)	(1)	(22)	(114)
Cash portion of non-controlling
interests	(23)	-	(23)	(4)	-	(13)	-	(13)	(6)	(4)	(3)	(8)	(61)
Funds From Operations	82	50	132	34	-	7	13	20	3	3	1	(47)	146
Depreciation	(50)	(22)	(72)	(33)	-	(13)	(16)	(29)	(22)	(3)	(2)	-	(161)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

	Hydroelectric					Wind					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
For the six months ended
June 30, 2016:
Revenues	$417	$185	$602	$98	$395	$60	$52	$112	$71	$13	$10	$-	$1,301
Adjusted EBITDA	285	171	456	71	182	43	43	86	45	11	(7)	(12)	832
Interest expense - borrowings	(81)	(30)	(111)	(16)	(67)	(14)	(13)	(27)	(15)	(7)	(1)	(44)	(288)
Cash portion of non-controlling
interests	(58)	(2)	(60)	(7)	(93)	(15)	-	(15)	(19)	(2)	5	(13)	(204)
Funds From Operations	142	139	281	43	21	14	30	44	11	1	(4)	(105)	292
Depreciation	(110)	(47)	(157)	(63)	(56)	(23)	(28)	(51)	(42)	(7)	(7)	-	(383)
For the six months ended
June 30, 2015:
Revenues	$393	$190	$583	$106	$-	$59	$56	$115	$68	$10	$17	$-	$899
Adjusted EBITDA	276	171	447	77	-	39	47	86	55	10	9	(7)	677
Interest expense - borrowings	(81)	(33)	(114)	(10)	-	(18)	(16)	(34)	(15)	(3)	(1)	(42)	(219)
Cash portion of non-controlling
interests	(54)	(2)	(56)	(7)	-	(16)	-	(16)	(20)	(4)	(3)	(16)	(122)
Funds From Operations	136	136	272	55	-	5	31	36	20	3	5	(92)	299
Depreciation	(99)	(42)	(141)	(67)	-	(29)	(33)	(62)	(43)	(3)	(3)	-	(319)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net (loss) income as presented in the interim consolidated statements of (loss) income:

		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2016	2015	2016	2015
Revenues	7	$627	$458	$1,301	$899
Other income		10	6	32	33
Direct operating costs		(262)	(134)	(505)	(268)
Share of earnings from equity-accounted investments	8	(1)	4	-	7
Management service costs	7	(15)	(13)	(30)	(27)
Interest expense – borrowings	12	(161)	(114)	(288)	(219)
Unrealized financial instruments loss	6	(2)	-	(2)	(8)
Depreciation	9	(204)	(161)	(383)	(319)
Other		-	(12)	(12)	(14)
Income before taxes		(8)	34	113	84
Income tax (expense) recovery
Current	13	(5)	(5)	(12)	(10)
Deferred	13	(6)	6	(41)	12
		(11)	1	(53)	2
Net (loss) income		(19)	35	60	86
Share of non-cash loss from equity-accounted investments	8	3	5	4	6
Unrealized financial instruments loss	6	2	-	2	8
Depreciation	9	204	161	383	319
Other	3	-	12	12	14
Deferred income tax (recovery) expense	13	6	(6)	41	(12)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	14	(81)	(53)	(191)	(106)
Preferred equity	14	(7)	(8)	(13)	(16)
Distributions to preferred limited partners	15	(3)	-	(6)	-
Funds From Operations		105	146	292	299
Management service costs		15	13	30	27
Interest expense – borrowings		161	114	288	219
Current income taxes		5	5	12	10
Cash portion of non-controlling interests		88	61	204	122
Distributions to preferred limited partners		3	-	6	-
Adjusted EBITDA		$377	$339	$832	$677

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric					Wind energy					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
As at June 30, 2016:
Property, plant and
equipment, at fair value	$9,011	$5,189	$14,200	$2,230	$5,435	$871	$926	$1,797	$1,216	$294	$337	$-	$25,509
Total assets	9,547	5,289	14,836	2,504	6,725	946	951	1,897	1,325	324	366	192	28,169
Total borrowings	2,932	1,161	4,093	245	1,769	498	524	1,022	638	126	42	2,113	10,048
Total liabilities	4,464	2,262	6,726	418	3,379	626	750	1,376	859	131	55	2,381	15,325
For the six months ended
June 30, 2016:
Additions to property, plant
and equipment	883	16	899	144	4,765	-	1	1	38	-	12	-	5,859
As at December 31, 2015:
Property, plant and
equipment, at fair value	$8,240	$4,879	$13,119	$1,728	$-	$894	$893	$1,787	$1,201	$245	$278	$-	$18,358
Total assets	8,645	5,095	13,740	1,954	-	975	920	1,895	1,312	267	315	24	19,507
Total borrowings	2,721	954	3,675	207	-	459	504	963	618	105	34	1,736	7,338
Total liabilities	4,238	1,988	6,226	311	-	576	708	1,284	838	108	76	1,901	10,744
For the year ended
December 31, 2015:
Additions to property, plant
and equipment	68	49	117	373	-	7	3	10	347	318	284	-	1,449

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

19.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and two wind projects totalling 29 MW in Ireland are expected to be $177 million. The biomass facility and a 14 MW wind project are nearing completion and are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW and a 15 MW wind project commenced construction and are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 12 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2016, letters of credit issued by Brookfield Renewable along with institutional investors were $91 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $411 million and $16 million, respectively (December 31, 2015: $118 million and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

20.  subsequent eventS

The Second MTO was launched on July 16, 2016 and is expected to conclude in September 2016. If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximate $618 million (COP 1.8 trillion) would be invested by the consortium (including related transaction expenses). Upon closing of the Second MTO, the consortium’s ownership in Isagen is expected to increase to as much as 100%.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2016

GENERALINFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Executive Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2015 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

www.brookfieldrenewable.com